     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2002

                          REGISTRATION NO. ___________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED

                 NEVADA                                          36-3094439
                 ------                                          ----------
      (STATE OR OTHER JURISDICTION                              (IRS EMPLOYER
      INCORPORATION OR ORGANIZATION                          IDENTIFICATION NO.)

           15091 BAKE PARKWAY
               IRVINE, CA                                           92618
               ----------                                           -----
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                         (ZIP CODE)

                                 TRIMEDYNE, INC.
                                 ---------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         -------------------------------
                            MARVIN P. LOEB, CHAIRMAN
                           AND CHIEF EXECUTIVE OFFICER
                                 TRIMEDYNE, INC.
                               15091 BAKE PARKWAY
                            IRVINE, CALIFORNIA 92618
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                 (949) 559-5300
          (TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT OF SERVICE)

                                   COPIES TO:

                            RICHARD F. HOROWITZ, ESQ.
                          HELLER, HOROWITZ & FEIT, P.C.
                               292 MADISON AVENUE
                            NEW YORK, NEW YORK 10017

         Approximate date of commencement of proposed sale to the public: At the discretion of the selling stockholders.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

         If the registrant elects to deliver its annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a) (1) of this Form, check the following box. |_|

                                            CALCULATION OF REGISTRATION FEE
                                            -------------------------------

                                                     PROPOSED                 PROPOSED
Title of                                             Maximum                  Maximum
Securities                  Amount                   Offering                 Aggregate                Amount of
To Be                       To Be                    Price                    Offering                 Registration
Registered                  Registered               Per Share (1)            Price (1)                Fee (2)

Common Stock                851,232 (2)              $ 0.23                   $  195,783                $  18.01
Common Stock                760,000 (3)              $ 0.50                   $  380,000                $  34.96
Common Stock                365,000 (4)              $ 2.50                   $  912,500                $  83.95
                          ---------                                           ----------                --------
                          1,976,232                                           $1,488,283                $ 136.92
                          =========                                           ==========                ========



(1)      Estimated solely for the purpose of calculating the registratoion fee.

(2) Consists of 425,823 shares presently outstanding and 425,400 shares issuable in lieu of compensation. The per share price is based upon the closing price within the last five days.

(3) Consists of shares subject to issuance upon conversion of currently outstanding Notes. The per share price is based upon the conversion price.

(4) Consists of shares underlying currently outstanding Options with a maximum exercise price of $2.50 per share.

         This registration statement shall also include an indeterminable number of additional shares to be issued resulting from the anti-dilution provisions of the Notes and Options from recapitalizations.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay the effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     SUBJECT TO COMPLETION, DATED OCTOBER 2, 2002
                        ---------------------------------

                                 TRIMEDYNE, INC.

                        --------------------------------

                        4,540,832 SHARES OF COMMON STOCK

         This Prospectus covers the proposed offer and sale of up to 4,536,232 shares of Common Stock ($ .01 par value) (the "Shares") of Trimedyne, Inc. ("we", "us", "our" or the "Company") by certain of our present and future shareholders. Of these, 425,832 Shares are presently outstanding; we have agreed to issue 425,400 Shares to certain of our officers, employees and a consultant in lieu of other compensation through June 30, 2002; 760,000 Shares may be issued in the event of conversion of the 12% Senior Convertible Secured Notes ("Notes") presently outstanding in the aggregate face amount of $200,000, assuming conversion of $50,000 and $150,000 of these Notes and accrued interest to the date of maturity at prices of $0.40 and $0.50 per Share, respectively; and 365,000 Shares which may be issued in the event of the exercise of stock options ("Options") which have been granted to consultants, which are exercisable at prices from $.50 to $2.50 per Share.

         We will receive the proceeds of the additional Notes, if any are sold. We will not receive any of the proceeds of the sale of the 425,832 Shares presently outstanding or the 425,400 Shares we have agreed to issue to certain of our officers, employees and a consultant. To the extent the Notes and accrued interest are converted, we will not have to pay the principal or interest due on the Notes to the holders. To the extent the Options are exercised, we will receive only the exercise price.

         Our Shares are traded on the NASDAQ Small Cap Market under the Symbol "TMED." The closing price of our Shares on October 1, 2002, was $0.25 per share.

         The securities offered hereby involve a high degree of risk. Please Read the "risk factors" section beginning on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          THE DATE OF THIS PROSPECTUS IS _______________________, 2002

                             TABLE OF CONTENTS                      PAGE

         Prospectus Summary                                           3
         Use of Proceeds                                              3
         Risk Factors                                                 4
         Special Note Regarding                                       6
           Forward-Looking Statements
         The Company                                                  7
         Management's Discussion & Analysis                           8
         Use of Proceeds                                             12
         Business                                                    13
         Management                                                  18
         Executive Compensation                                      19
         Security Ownership of Certain                               21
           Beneficial Owners and Management
         Transactions with Management                                23
         Description of Securities                                   23
         Commission's Policy                                         25
           On Indemnification for Securities
         Act Liabilities                                             25
         Share Available for Future Sale                             25
         Plan of Distribution                                        25
         Selling Stockholders                                        26
         Legal Matters                                               28
         Experts                                                     28
         Available Information                                       28
         Index to Financial Statements                               28

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by more detailed information and the financial statements appearing elsewhere in this Prospectus and our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001.

The Company       Trimedyne, Inc. (the "Company", "we", "our" or "us") is
                  engaged in the development, manufacturing and marketing of Holmium "cold" pulsed lasers and Nd:YAG "thermal" continuous wave lasers. We also plan to commence the marketing of Diode
                  "thermal" continuous wave lasers in late 2002. We manufacture a variety of proprietary, disposable and reusable fiber-optic laser delivery devices for use with our lasers in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical applications. Our 100% owned subsidiary, Mobile Surgical
                  Technologies, Inc. ("MST"), rents lasers, along with the services of a trained operator, on a "fee per case" basis to hospitals, surgery centers and physicians in the Southwestern
                  United States.

The Offering      This Prospectus covers the offer and sale of up to 4,536,232 of our Shares to the public by the holders of (I) 425,832 presently outstanding shares, (II) 425,400 Shares which we have agreed to issue to certain of our officers, employees and a consultant in lieu of other compensation, (III) 365,000
                  Shares which may be issued in the event of exercise of Options we have granted to consultants, which are exercisable at prices from $.50 to $2.50 per Share, (IV) 760,000 Shares which may be issued in the event of conversion of the $200,000 of outstanding Notes and accrued interest to maturity at prices of $0.40 or $0.50 per Share, and (V) up to 2,560,000 Shares may be issued in the event of the potential sale of an additional $800,000 of Notes, if all of such Notes are sold, assuming conversion of these Notes and accrued interest to maturity at a price of $0.50 per Share.

Offering Price    The offering price of the Shares which may be issued upon
                  exercise of the options will be between $.50 and $2.50 per share. The offering price of the Shares which may be issued upon conversion of the Notes and accrued interest will be $0.40 to $0.50 or more per share.

Number of Shares  13,489,760 Shares
Outstanding on
June 30, 2002

Number of Shares  17,600,160 Shares*
To Be Outstanding
Following This
Offering

--------------------------
*Assuming all of the Shares being registered are issued.

Use of Proceeds   We will not receive any proceeds from the sale of the
                  presently outstanding Shares. To the extent the Options are exercised, we will receive only the exercise price. To the extent the Notes and accrued interest are converted, we will not have to pay the principal and accrued interest to the holders of the Notes. The cash proceeds we receive from this offering, after expenses of the offering, will be used for operations and for general corporate purposes.

 RISK FACTORS

         An investment in our shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, which may not be the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our shares could decline and you may lose all or part of your investment.

LIMITED CASH RESOURCES

         On June 30, 2002, we had only $174,000 of cash and marketable securities, receivables of $1,050,000 (after allowances for bad debts), inventories of $2,090,000 and other current assets of $184,000. However, on that date, we had accounts payable of $1,504,000, accrued expenses of $649,000 and other current liabilities of $79,000. If we are unable to collect a significant portion of our accounts receivable, sell much of our goods in inventory and raise additional capital to reduce our accounts payable, pay our accrued expenses and finance our operations, we may be unable to continue to operate as a going concern.

WE HAVE INCURRED SUBSTANTIAL LOSSES AND ANTICIPATE CONTINUING LOSSES

         We had a net loss of $877,000 in the nine months ended June 30, 2002, and a net loss of $7,484,000 in the fiscal year ended September 30, 2001, of which $2,833,000 consisted of write-downs and adjustments (See "Financial Statements" and "Management's Discussion and Analysis"). We had an accumulated deficit of $44,802,000 at June 30, 2002 and $43,925,000 at September 30, 2001.
We anticipate continuing to incur losses until we generate sufficient revenues to offset the costs associated with manufacturing and marketing our current products, overhead, and the development of new products. There can be no assurance that we will ever operate profitably. You should be aware of the risks, problems, delays, expenses, and difficulties encountered by companies developing new medical technologies, especially in view of the significant competition that we have and will continue to encounter.

WE WILL NEED SUBSTANTIAL ADDITIONAL FINANCING

         We have substantial amounts of trade payables which are currently past due. Although our working capital (current assets over our current liabilities) is $1,063,000 at June 30, 2002, if you exclude our inventories, our liquid working capital is a deficit in the amount of $1,027,000. We are decreasing our inventories to preserve cash, however, in the near future we will have to fund new inventory purchases. In addition, the development, testing, approval, and marketing of medical devices require a substantial amount of funds. We believe our existing working capital and the proceeds of this offering, if all of the Notes are converted and all of the Options are exercised, which cannot be assured, may only be sufficient to meet our operating needs and the operating needs of MST, our 100% owned laser rental subsidiary, for the next six to twelve months.

         As a result, we will need to obtain additional financing to support our operations, pay the Note holders the principal and interest due on the Notes, if they are not converted, continue the development of our new products and expand MST's "fee per case" rental service. Sources of such financing may include the sale of additional equity securities or the sale or licensing of patent rights. The issuance of additional Shares or shares of Preferred Stock will dilute your holdings. Any inability to obtain additional financing, if needed, will have a material adverse effect on us, including requiring us to reduce or curtail our operations.

         Our independent auditors have issued an explanatory in their report on our fiscal 2001 consolidated financial statements raising substantial doubt Trimedyne's ability to continue as a going concern. Management's plans with respect to these matters include efforts to reduce certain of its expenses (personnel and overhead) and raising additional capital. Sources of additional financing include the sale of equity securities of the Company, the sale of Cardiodyne and/or the sale or licensing of certain patent rights. There are no assurances that additional capital will be raised or obtained by the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

THERE IS NO ASSURANCE THAT ANY OR ALL OF THE NOTES WILL BE CONVERTED OR THE OPTIONS WILL BE EXERCISED

         There is no assurance any or all of the Notes will be converted or any or all of the Options will be exercised prior to the expiration of their conversion or exercise rights, which expire in approximately 5 years, as such is largely dependent on the market price of our Shares significantly exceeding the conversion or exercise prices of the Notes and Options.

WE MAY NOT BE ABLE TO ADJUST TO RAPID TECHNOLOGICAL CHANGES

         We are engaged in an intensely competitive industry. In recent years, the medical laser industry has been characterized by rapid technological change. There is no assurance that our present products may not face technological obsolescence, or that we will be able to develop, acquire licenses for, or obtain regulatory approvals to market new products and keep pace with technological advances by our competitors.

WE MAY ACQUIRE OTHER ENTITIES

         We recently entered into a letter of intent to acquire Surgical Alliance, Inc., which rents lasers, along with a trained operator, on a "fee per case" basis to hospitals, surgery centers, group practices and individual physicians in Alabama, Georgia and Tennessee, and we are evaluating whether to proceed with this acquisition. We may engage in acquisitions of other companies and businesses and may use our cash reserves or shares of our Preferred Stock or Common Stock to pay for these companies. If we use shares of our Preferred or Common Stock for acquisitions, this will result in a dilution of the percentage of the equity you own. In addition, acquisitions may involve speculative and risky undertakings. Under Nevada law, acquisitions do not require shareholder approval, except when accomplished by merger or consolidation.

THERE ARE STOCK OPTIONS AND WARRANTS THAT MAY DILUTE YOUR OWNERSHIP

         In addition to the Shares underlying the aforementioned Notes and Options, at May 31, 2002 we had granted stock options under our Incentive and Non-Qualified option plans to our officers, directors, employees and consultants to purchase an aggregate of 1,646,354 Shares at prices of $0.40 to $4.25 per Share, and we may grant additional stock options to them in the future.

OUR STOCK PRICE IS VOLATILE

         The market prices for securities of medical device companies, including our Shares, have been volatile. It is likely that the price of our Shares will fluctuate in the future. Many factors can impact the market price of our Shares, such as announcements of technological innovations or new commercial products, FDA clearances or approvals, distribution agreements, the results of pre-clinical testing and clinical trials, the issuance or acquisition of patents or proprietary rights, changes in sales or earnings, recommendations by securities analysts, and market conditions in general. The market price of our Shares could also be adversely affected by future conversions of the Notes or exercises of outstanding stock options.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS

         We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our securities, as a non-dividend paying stock may not appeal to certain investors.

WE MAY ISSUE PREFERRED STOCK THAT COULD EFFECT THE RIGHTS OF HOLDERS OF OUR
SHARES

         We are authorized to issue 1,000,000 shares of Preferred Stock. Our Board of Directors has broad powers to fix the rights and terms of any Preferred Stock we may issue, without requiring shareholder approval. The issuance of any of our authorized but unissued Preferred Stock could have an adverse effect on the rights of the holders of our Shares.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION

         Our business is subject to extensive regulation by the FDA and comparable regulatory authorities of foreign countries. Compliance with regulatory requirements and obtaining approvals to test or market new medical devices is expensive and time consuming. There is no assurance we will be able to continue to meet all regulatory requirements of the FDA and other governmental authorities necessary to market our present products or obtain and maintain approvals to test and market new products. Failing to meet necessary government requirements will have a negative impact on our ability to continue as a going concern.

WE CARRY LIMITED LIABILITY INSURANCE

         We carry an aggregate of $10,000,000 of general liability insurance. There is no assurance that we can maintain such insurance in force at an acceptable cost or that the amount of such insurance will be sufficient to protect our assets in the event of claims by users of our products, patients or other parties. If court awards exceeding the amount of such insurance were made, our assets could be depleted.

WE ARE DEPENDENT UPON MAINTAINING VALID PATENTS AND LICENSES

         There is no assurance our patents will be upheld if challenged in courts or that we will be able to obtain additional valid patents. We cannot assure that our patents can be enforced against infringers. We also cannot assure that our products do not infringe patents owned by others, licenses to which may not be available to us. Our inability to maintain our patents, avoid infringement of our patents by others or, to obtain licenses to any necessary patents could have an adverse impact on our financial condition, results of operations or our ability to successfully remain in business. (See "Litigation" for information on a patent infringement lawsuit filed against us by a competitor, which involves products we no longer market).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Risk Factors," "Plan of Operations," "Business" and elsewhere in this prospectus are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from those discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk factors" and elsewhere in this prospectus. You are cautioned not to place undue reliance on any forward-looking statements.

                                 THE COMPANY

         Trimedyne, Inc. (the "Company", "we", "our" or "us") is engaged in the development, manufacturing and marketing of Holmium "cold" pulsed laser, and Nd:YAG "thermal" continuous wave lasers. We also plan to commence the marketing of Diode "thermal" continuous wave lasers in late 2002. We manufacture a variety of proprietary, disposable and reusable fiber-optic laser delivery devices which have been cleared for sale by the U.S. Food and Drug Administration ("FDA") for use with these lasers and lasers made by others in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical applications.

         Our 100% owned subsidiary, Mobile Surgical Technologies, Inc. ("MST"), is engaged in the rental of lasers, along with the services of a trained operator, on a "fee per case" basis to hospitals, surgery centers, group practices and individual physicians in Texas, Oklahoma and Louisiana. In 2001, we entered into a letter of intent to acquire Surgical Alliance, Inc., which is engaged in a similar "fee per case" laser rental business in Alabama, Georgia and Tennessee, and we are presently evaluating whether or not to proceed with this acquisition. We have a Revenue Sharing Agreement with another "fee per case" laser rental company, under which we provide one laser to them and share in the revenues from its rental. While we expect revenues from rentals of lasers to grow, such revenues represented only about 9% of our current revenues in the fiscal year ended September 30, 2001 and 14% of our revenues in the six months ended March 31, 2002.

         The principal uses of our Holmium lasers are in orthopedics to treat herniated (bulging) and ruptured lumbar discs, two of the three major causes of lower back pain, and to treat damage in joints, and in urology to fragment stones in the kidney, ureter and bladder.

         In addition to the use of our Holmium lasers and patented Side-Firing Laser Needles for percutaneous (x-ray guided) laser discectomy to treat herniated lumbar (lower back) spinal discs on an outpatient basis, in late 2000 we received clearance from the FDA to market our Holmium laser and Side-Firing Laser Needles in minimally invasive, endoscopic laser foraminoplasty ("ELF") procedures, which orthopedic surgeons can employ to treat both herniated and ruptured lumbar discs on an outpatient basis.

         Our laser discectomy and ELF procedures are performed in 30-45 minutes with only local anesthesia. The lower back and leg pain usually disappears on the operating table, and the patient walks out with a Band Aid(TM) on the needle puncture (stitches are usually not required). Most patients can return to light activities in a few days. Published studies show success rates (good or excellent results, based on pain scores) of 88% to 92%.

         Approximately 540,000 surgical laminectomy or discectomy procedures are performed each year in the United States to treat herniated or ruptured discs at a cost of about $30,000 each or $16.2 billion annually. Our outpatient laser discectomy and ELF procedures to treat herniated or ruptured discs cost less than one-half the cost of the surgical procedure, which requires general anesthesia and entails a 2-3 day hospital stay, significant post-operative pain and a recovery period of 2-3 months or longer. Published studies show the success rates of conventional disc surgery to be 40% to 77%.

         The third major cause of lower back pain is a degenerated lumbar disc, due to injury, disease or dehydration (loss of water content) of the disc as we age. Approximately 400,000 conventional surgical procedures to treat degenerated discs are performed each year in the United States at a cost of about $60,000 each or $24 billion annually and require general anesthesia, a hospital stay of 3-5 days, significant post-operative pain and a recovery period of 3-4 months or longer.

         Our Holmium laser and fiber-optic devices are presently being used by an orthopedic surgeon with a specially designed implant he developed in a new, experimental, endoscopic Spinal Stabilization procedure to treat degenerated lumbar discs on an outpatient basis. The surgeon has assigned the patent rights to this implant to us for a royalty on future sales, if any. The expected cost of our outpatient Spinal Stabilization procedure, if and when the implant and procedure are approved for sale by the FDA is expected to be about one-third the cost of the surgical procedure.

         We have an application pending with the FDA for clearance to market our Holmium laser and Laser Needles for laser discectomy and ELF procedures in thoracic (upper back) and cervical (neck) discs. Diseased lumbar discs represent approximately 52% of the disc market, thoracic approximately 10% and cervical approximately 38%. Although we submitted data showing greater than 90% success rates (good or excellent results based on pain scores) in treating thoracic and cervical discs, there is no assurance we will receive clearance from the FDA to market our laser products for use in thoracic and cervical discs.

         We have also designed and obtained U.S. patents or filed patent applications covering several new fiber-optic devices for use with Holmium, Nd:YAG and Diode lasers in other minimally invasive surgical applications. These include disposable devices to treat, on a minimally invasive, outpatient basis, such widespread conditions as menorrhagia (excessive uterine bleeding in women), benign prostatic hyperplasia (enlarged prostates in men), gastroesophogeal reflux disease (severe heartburn), female stress urinary incontinence, fecal incontinence and ear infections in children. Clinical studies of our laser products will be required before we can submit an application to the FDA to market any of these devices, and there is no assurance FDA marketing clearance for any of these applications can be obtained.

         Our factory and corporate office is located at 15091 Bake Parkway, Irvine, California, 92618, and our telephone number is (949) 559-5300.

         Our Shares are traded on the NASDAQ Small Cap Market System under the symbol "TMED". The closing price of our Common Stock on October 1, 2002 was $0.25 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED RESULTS OF
                 OPERATIONS AND CONSOLIDATED FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES
----------------------------
REVENUE RECOGNITION AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

         We recognize revenue when the title and risk of ownership have passed to the buyer. In making that assessment, pervasive evidence that an agreement must exist, the products have been shipped, the prices are fixed and determinable and not subject to refund or adjustment, and collection of the amount are reasonably assured. We use purchase orders for the sale of lasers and related disposable systems which is customary in our business. Allowances for doubtful accounts are estimated based on estimates of losses related to customer receivable balances. Estimates are developed based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgement and assumptions regarding the potential for losses on receivable balances. Though we consider these balances adequate and proper, changes in economic conditions in specific markets in which we operate could have a material effect on reserved balances required.

INVENTORIES

         We value our inventories at the lower of cost or market. Cost is determined by the first-in, first-out (Fifo) method including material, labor and factory overhead. We write down our inventory for estimated obsolescence equal to the salvage value of the obsolete inventory. Product obsolescence may be caused by changes in technology discontinuance of a product line, replacement products in the marketplace or other competitive situations. See below for discussions of restatements of our financial statements encountered in the recent past related to inventories.

VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS

         We assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method or fair value. If these forecasts are not met, we may have to record impairment charges not previously recognized.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intagible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be testedfor impairment in accordance with the guidelines in SFAS 121, until SFAS 144 is adopted, which uses a single accounting approach for measuring impairment. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. We are assessing, but have not yet determined, how the adoption of SFAS 141 and SFAS 142 will impact the Company's financial statements and results of operations.

RESTATEMENT OF JUNE 30, 2001 FINANCIAL STATEMENTS

         We restated our consolidated financial statements for the nine months ended June 30, 2001 because of material fiscal fourth quarter of 2001 adjustments. During our annual count of our inventories, we noted certain inventory discrepancies between the general ledger and the perpetual inventory at year end. Management believes these discrepancies are due to over-absorption of overhead costs, resulting in inconsistencies in the standard costing of products sold. Management has allocated these additional inventory costs totaling $1,005,000 to cost of sales during the 9 months ended June 30, 2001. We also provide write-downs of inventory costs due to obsolete products and parts. We charge the financial statements aggregating $596,000 during the 9 months ended June 30, 2001, respectively. We have reevaluated our standard costs due to changes in product sales mixes, changes in manufacturing costs and the anticipated level of production. We also anticipate cycle counting our inventory as a supplement to our year end count. We believe that our procedures implemented will reduce the risk of restatement of our financial statements in the future.

RESTATEMENT OF SEPTEMBER 30, 2001 FINANCIAL STATEMENTS

         We recorded a charge to operations totaling $263,000 for purchase commitments which were in excess of normal operating requirements. Upon further evaluation, we determine that such provision was not based on the most relevant information. We believe the basis used for reporting this charge to operations constitutes and error requiring restatement of effects of such charge on operations during the year ended September 30, 2001. We plan to monitor our purchase and production requirements and assess provisions for losses on our inventories.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2001

         The following table sets forth certain items in the consolidated statements of operations as a percentage of net revenues for the years ended September 30, 2000 and 2001.

                                              Year Ended September 30,
                                              ------------------------

                                             2000                  2001
                                             ----                  ----
Net revenues                                100.0%                100.0%
Cost of goods sold                           56.7                  83.3
Gross Profit                                 43.3                  16.7
Selling, general and administrative          67.9                  64.8
Research and development                     57.2                  31.2
Interest income                               4.1                   2.9
Loss on investments                          ----                 (15.3)
Fair value of make-up shares                 ----                  (8.8)
Other                                         0.6                   0.3
Net loss                                    (77.1)               (100.2)

NET REVENUES

         Net revenues increased $1,369,000 or 22.5% in fiscal 2001 to $7,464,000 from $6,095,000 in fiscal 2000. Net revenues from service and rentals, due to the acquisition of MST in late 2000, contributed $556,000 or 7.5% of revenues in fiscal year 2001. Net revenues from laser sales increased $486,000 or 27.3% in fiscal 2001 to $2,267,000 from $1,781,000 in fiscal 2000. Net revenues from delivery systems increased $234,000 or 7.5% in fiscal 2001 to $3,334,000 in fiscal 2001 from $3,100,000 in fiscal 2000. Net revenues from lasers comprised 30.4% of total net product sales in fiscal 2001 as compared to 29.2% in fiscal 2000. Net revenues from delivery systems comprised 44.7% of total net product sales in fiscal 2001 as compared to 50.9% in fiscal 2000.

         International export revenues were $1,265,000 for fiscal 2001 as compared to $1,001,000 for fiscal 2000. The increase in fiscal 2001 resulted largely from obtaining new distributors in the Asian market, primarily in China and Korea. Net international export revenues from laser sales decreased $125,000 or 15.9% from $786,000 in fiscal 2000 to $661,000 in fiscal 2001. Net international export revenues from delivery system sales increased $392,000 or 183.3% from $213,000 in fiscal 2000 to $605,000 in fiscal 2001.


COST OF GOODS SOLD

         Cost of goods sold in fiscal 2001 was approximately 83% of net revenues, compared to 57% in fiscal 2000. Part of the $2,757,000 or 45% increase in cost of goods during fiscal 2001 was a provision for excess and obsolete inventories totaling $868,000 and a provision for the annual book to physical inventory count and over-absorption of labor and overhead costs totaling $1,463,000. The Company did not experience significant cost increases in component parts, labor or overhead in fiscal 2001 versus 2000.

GROSS PROFIT

         Gross profit for the year ended September 30, 2001 decreased $1,388,000 or 53% from fiscal 2000. The decrease resulted from a provision for excess and obsolete inventories of custom components which have no resale market. Additionally, the decreased gross profit during the year, was due to management lowering selling prices on lasers to meet competition and stimulate sales.

RESEARCH AND DEVELOPMENT EXPENSES (R&D)

         R&D expenses were $2,330,000 in fiscal 2001, compared to $3,486,000 in fiscal 2000. R&D spending in fiscal 2001 was lower, as the Company reduced its product development efforts and ceased funding of the development of Cardiodyne's proposed products in January 2001. R&D as a percentage of net revenues decreased to 31% of net revenues in fiscal 2001 vs. 57% in fiscal year 2000, attributed to the lower R&D costs and increased revenues from sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative ("SG&A") expenses increased 17% to $4,839,000 in fiscal 2001, compared to $4,136,000 in fiscal 2000. The $703,000 increase in fiscal 2001 is primarily attributed to an increase in SG&A related to MST and compensation expense of $162,000 recorded for the modification of fixed stock option awards in fiscal 2001.

OTHER INCOME AND EXPENSE

         Interest income in fiscal 2001 was $220,000 compared to $249,000 in fiscal 2000. The levels of cash and equivalents available for investment in interest bearing securities were $84,000 and $3,543,000 as of September 30, 2001 and 2000, respectively. In 2001, the Company generated less income on its investments than in 2000 due to the decline in value of the investments and the decreased overall level of cash available for investment. As a result of the decline in the value of the investments, the Company incurred a loss on sale of investments of $1,143,000 during fiscal 2001. The Company incurred a $660,000 non-recurring expense due to the issuance of 425,832 shares of common stock pursuant to an anti-dilution or "make-up" share provision related to the private placement of its common stock in fiscal 2000. The anti-dilution provision expired in December 2001.

NET LOSS

         As a result of the above, fiscal 2001 net loss was $7,484,000 ($4,651,000 net of the aforementioned $2,833,000 of charges), compared to a net loss of $4,700,000 in fiscal 2000. Management intends to further reduce its staff and expenses, while continuing its efforts to raise new capital and sell or license some of its patent portfolio.

NINE MONTHS ENDED JUNE 30, 2002 COMPARED TO NINE MONTHS ENDED JUNE 30, 2001, AS
RESTATED:

         The following table sets forth certain items in the consolidated statements of operations as a percentage of net revenues for the nine month periods ending June 30, 2001 and 2002.

                                             Nine Months Ended June 30,
                                             --------------------------

                                              2001              2002
                                              ----              ----
                                         (as restated)

Net revenues                                 100.0%            100.0%
Cost of goods sold                            78.4              54.9
Gross Profit                                  21.6              45.1
Selling, general and administrative           75.6              45.8
Research and development                      33.5              21.0
Interest income                                3.5               0.0
Loss on investments                          (21.0)              0.0
Fair value of make-up shares                 (12.1)              0.0
Other                                          0.3               2.4
Net loss                                    (116.8)            (19.3)

NET REVENUES

         During the nine months ended June 30, 2002, Trimedyne's net revenues decreased $37,000 or 1% from the same period of the previous year, $5,445,000 vs. $5,408,000. Net sales from lasers increased by $248,000 or 15% from $1,656,000 in the prior year to $1,904,000 in the current nine-month period. Net sales from delivery and disposable devices decreased by $30,000 or 1% from $2,479,000 to $2,449,000 for the nine-month periods ending 2001 and 2002, respectively. Net sales from service and rental decreased by 255,000 or 19% from $1,310,000 to $1,055,000 for the nine-month periods ending 2001 and 2002, respectively. The decrease is due to the Company's canceling a revenue sharing agreement with a rental company, due to its failure to timely pay amounts due to the Company. Additionally, the acquisition of MST contributed approximately $526,000 in the current nine-month period compared to $385,000 in the prior year nine-monh period.

         Export sales during the nine months ended June 30, 2001 and June 30, 2002, were $721,000 and $915,000, respectively. This increase resulted largely from new distributors in the Asian market, primarily in China and Korea.

COST OF GOODS SOLD

         Cost of goods sold was 55% of net sales in the nine months ended June 30, 2002 compared to 78% for the nine months ended June 30, 2001. The decrease in cost of goods sold as a percentage of revenues was primarily the result of the Company's cost reduction efforts, which began upon the relocation of its manufacturing facilities in March 2001. Furthermore, costs of sales in the nine months ended June 30, 2001 contained provisions for excess and obsolete inventories totaling $596,000 and a charge for excess physical inventories and capitalized overhead costs totaling $1,005,000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses decreased from $4,118,000 to $2,479,000, a decrease of $1,639,000 or 66%. The decrease in selling, general and administrative expenses is primarily attributed to cost containment measures including employee layoffs representing reductions of approximately $595,000, reductions in advertising and marketing of approximately $320,000, and reduction of legal fees of $237,000 resulting from the settlement of the Company's lawsuit against C. R. Bard.

STOCK-BASED COMPENSATION

         Stock-based compensation, which was charged to selling, general and administrative expenses, totaled $173,000 during the nine months ended June 30, 2002, with no corresponding charge in the comparable period in the prior year. We used our common stock and common stock purchase options to compensate our chief Executive in the amount of $115,000, as well as employees and certain consultants. Because of our lack of liquidity, we may be required to provide compensation through common stock in the future.

REASEARCH AND DEVELOPMENT (R&D)

         Research and development expenditures for the nine months ended June 30, 2002, decreased $689,000 or 61% from $1,825,000 to $1,136,000. The decrease is primarily attributed to the Company reducing the product development efforts of Cardiodyne and other projects, as well as employee attrition.

OTHER INCOME AND EXPENSE

         Other expense decreased by $1,722,000 to income of $128,000 in the current nine-month period from expense of $1,594,000 in the nine-month period of fiscal 2001, which was primarily attributed to a $660,000 charge for the value of "make-up" shares of common stock issued pursuant to an anti-dilution clause related to the private placement in fiscal 2000, triggered by the acquisition of MST along with a loss on the sale of investments of $953,000. Income in the current nine-month period includes approximately $51,000 in proceeds from the successful settlement of a lawsuit filed by the co-inventor of the Company's Urolase(R) product, who was seeking a share of the settlement of the lawsuit which the Company brought against C.R. Bard, $37,000 from the sale of fixed assets and the reversal of approximately $30,000 in accruals which did not materialize in payments by the Company.

NET LOSS

         The net loss for the nine months ended June 30, 2002, was $1,050,000 or $0.08 per share, a reduction of 506% from the net loss for the same period of the prior year of $6,362,000 or $0.51 per share, which included charges and adjustments of $2,484,000 or $0.18 per share.

LIQUIDITY AND CAPITAL RESOURCES

CASH  FLOWS

         In 2001, net cash used in operating activities was $2,252,000, which resulted principally from losses incurred of $7,484,000, offset by non-cash adjustments from a loss on investments of $1,143,000, inventory impairment of $868,000, a charge of $660,000 related to make-up stock issued to purhasers of a prior private placement, a charge of $162,000 from the modification of certain stock option grants and increases in current liabilities of $1,785,000. During the nine-month period ended June 30, 2002, net cash used in operating activities was $112,000 which resulted principally from losses incurred of $1,136,000, offset by non-cash adjustments for depreciation and amortization of $202,000 and stock-based compensation of $173,000 and a charge of $25,000 from the modification of certain stock option grants.

         Net cash provided by investing activities was $1,812,000 in fiscal 2001 compared to net cash used of $1,125,000 in fiscal 2000. The increase in cash from investing activities in fiscal 2001 was primarily due to the sale of marketable securities of $2,089,000. In fiscal 2000, net purchases of marketable securities totaled $1,001,000.

         Net cash provided by financing activities in fiscal 2001 was $58,000 from the exercise of stock options of $198,000, offset by payments on long-term obligations of $140,000. Net cash provided from financing activities during the nine-month period ending June 30, 2002, was $165,000, which included a $200,000 from the issuance of Senior Convertible Secured Notes to our chief executive officer offset by payments on long-term obligations totaling approximately $35,000.

LIQUIDITY

         We have incurred losses from operations throughout its recent past. Because of the Company's losses during 2001 amounting to $7.4 million, the Company's liquid assets declined dramatically and trade payables have become significantly past due. Our current assets exceed current liabilities by $1,063,000; however, if you exclude our inventories, our current liabilities exceed our current assets in the amount of $1,027,000. Our independent auditors have included an explanatory paragraph in their report raising substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters include efforts to reduce certain of its expenses (personnel and overhead) and raising additional capital. Sources of additional financing include the sale of senior convertible secured notes or equity securities of the Company, the sale of Cardiodyne and/or the sale or licensing of certain patent rights. There are no assurances that additional capital will be raised or obtained by the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INCOME TAXES

         Because of our historical net operating losses, we do not believe that income taxes will be significant in the near future.

                                 USE OF PROCEEDS

         The cash proceeds that we will receive from this offering, if any, after expenses of the offering, will be applied to our general operating account and used for reducing our accounts payable, increasing our marketing and sales efforts, expanding MST's "fee per case" rental service, and ongoing new product development.

                             BUSINESS OF THE COMPANY

GENERAL

         We were incorporated under the laws of the State of Nevada on May 1, 1980. We have a 100% owned "fee per case" laser rental subsidiary, MST, and a 90% owned subsidiary, Cardiodyne, Inc. which was developing a cardiovascular laser system and related disposable devices, but is now inactive. See "THE COMPANY" on Page 4, "MANAGEMENT" on Page 19 and elsewhere in this Prospectus for other information on our business.

LASER RENTAL SERVICES

         Hospitals, surgery centers and physicians are reluctant to purchase "big ticket" medical equipment, such as our Holmium lasers, which sell for $50,000 to $120,000, particularly for new medical procedures. Also, hospitals traditionally suffer from the lack of funds to buy expensive medical equipment, and they prefer to avoid having to train their staff to operate new equipment. As a result, laser rental companies have sprung up throughout the United States to fill this void. These companies provide lasers and other types of medical equipment, along with a trained operator, to hospitals, surgery centers and physicians on a "fee per case" basis.

         We acquired MST in late 2000 and plan to expand its "fee per case" rental business, which is particularly well suited to the introduction of new laser products. When a surgeon is trained to perform a new procedure, such as our laser discectomy or ELF procedure, instead of waiting for his hospital or surgery center to purchase the laser, they can rent it on a "per case" basis. When the hospital's or surgery center's staff has been trained by our laser operator and is comfortable with the patient results, the volume of patients and the amount third-party payors are reimbursing for the procedure, they can buy the laser, lease it under a conventional, long term lease or continue to rent it on a "per case" basis. Since the 6 to 12 month average delay in purchasing the laser is eliminated, the hospital or surgery center can immediately start purchasing our disposable and reusable devices, which typically carry higher profit margins than lasers.

         We have a revenue sharing agreement with one independent laser rental company that operates in the southeastern United States and plan to enter into similar agreements with others, as well as to increase our direct laser rental business by expanding MST's territory and acquiring laser rental companies serving other areas of the U.S.

MARKETING

         We market our laser products in the United States through 29 "straight commission" independent sales organizations who employ approximately 40 sales persons, all of whom represent other manufacturers of medical products and devote only a small part of their time to selling our products. Outside the United States, we sell our laser products through 33 independent distributors in 34 foreign countries, all of whom sell other medical products. Virtually all of our sales of lasers and most of our sales of disposable and reusable devices to foreign distributors are made pursuant to letters of credit or wire transfers of funds payable in U.S. dollars. As a result, we are largely not subject to foreign currency risks.

         In fiscal 2001 and the nine month period ended June 30, 2002, our sales of products in foreign countries accounted for approximately 17% and 15%, respectively, of our total revenues.

         We presently employ a Vice President - Sales and Marketing and one Regional Sales Director who appoint, train and supervise our U.S. sales representatives and foreign distributors.

FIELD SERVICE

         We presently employ a Director of Field Service and three field service technicians who repair and provide preventative maintenance services to owners of our lasers during the first year warranty period and, thereafter, under annual service contracts. We also sell parts and charge for the time and travel cost of our field service technicians when they repair lasers (after the initial one year warranty period) which are not covered by annual service contracts.

GOVERNMENT REGULATION

         All of our products are, and will in the future, likely be subject to extensive governmental regulation and supervision, principally by the FDA and comparable agencies in other countries. The FDA regulates the introduction, advertising, manufacturing practices, labeling and record keeping of all drugs and medical devices. The FDA has the power to seize adulterated or misbranded devices, require removal of devices from the market, enjoin further manufacture or sale of devices and publicize relevant facts regarding devices.

         Prior to the sale of any of our products, we are required to obtain marketing approval for each product from the FDA and comparable agencies in foreign countries. Extensive clinical testing of each product, which is both costly and time-consuming, may be required to obtain such approvals. Our business would be adversely affected if we were unable to obtain such approvals or to comply with continuing regulations of the FDA and other governmental agencies. In addition, we cannot predict whether future changes in government regulations might increase the cost of conducting our business or affect the time required to develop and introduce new products. Our facilities were inspected by the FDA in mid-2001 and no deficiencies in our compliance with the FDA's Good Manufacturing Practice ("GMP") requirements were cited by the FDA.

         Specific areas of regulation by the FDA and other related matters are described in detail below.

INVESTIGATIONAL DEVICE EXEMPTION

         Before a new medical device may be used for investigational research in the United States, an Investigational Device Exemption ("IDE") application must be approved by the FDA. In order to obtain an IDE, the sponsor of the investigational research must first obtain approval for the research from an Institutional Review Board or Committee ("RB" established for this purpose at the institution (e.g. hospital, medical center, etc.) at which the research is to be conducted.

510(K) PREMARKET NOTIFICATION:

         The procedure for obtaining clearance from the FDA to market a new medical device involves many steps, such as IDE's and PMA's (see "Premarket Approval"). However, if a device is substantially equivalent to a product marketed prior to May 28, 1976, or a comparable product subsequently cleared by the FDA under a 510(k) Premarket Notification, a 510(k) Premarket Notification may be filed to establish the device's equivalence. The FDA's review process can take three months or longer. However, if additional testing or data are requested by the FDA, it is common for the overall review process to be extended.

PREMARKET APPROVAL:

         Under the Medical Device Amendments of 1976, all medical devices are classified by the FDA into one of three classes. A "Class I" device is one that is subject only to general controls, such as labeling requirements and good manufacturing practices ("GMP"). A "Class III" device is one for which general controls and performance standards alone are insufficient to assure safety and effectiveness, unless the device qualifies for sale under a 510(k) Premarket Notification. Such devices require clinical testing to establish their safety and efficacy in treating specific diseases or conditions, and a Premarket Approval ("PMA"). Application for the intended use must be approved by the FDA before the device can be marketed in the United States. A device is generally classified as a Class I, II, or III device based on recommendations of advisory panels appointed by the FDA.

         The filing of a PMA Application entails a rigorous review by the FDA, which can take one year or longer, unless additional testing or data are requested by the FDA, in which case the review process can be considerably longer. The Company anticipates the majority of its cardiovascular products will be classified as Class III devices and that a PMA approval from the FDA will be required before the sale of each of such products commences. The Company believes the majority of its urology, orthopedic and other surgical products can be cleared for sale pursuant to 510(k) Premarket Notifications, which in some cases may require limited clinical trials, although such cannot be assured.

         There is no assurance that required PMA approvals or 510(k) clearances for our new products can be obtained or that PMA approvals or 510(k) clearances for our present products can be maintained. The failure to maintain PMA approvals and 510(k) clearances for existing products or to obtain needed PMA approvals or 510(k) clearances for new products might have a material adverse effect upon our future operations.

INSPECTION OF PLANTS:

         The FDA also has authority to conduct detailed inspections of manufacturing plants, to determine whether or not the manufacturer has followed its GMP requirements, which are required for the manufacture of medical devices. Additionally, the FDA requires reporting of certain product defects and prohibits the domestic sale or exportation of devices that do not comply with the law. We believe we are in compliance in all material respects with these regulatory requirements, and expects that the processes and procedures in place will satisfy the FDA, although such cannot be assured.

STATE REGULATION:

         Federal law preempts states or their political subdivisions from regulating medical devices. Upon application, the FDA may permit state or local regulation of medical devices which is either more stringent than federal regulations or is required because of compelling local conditions. To date, and to the best of our knowledge, only California has filed such an application. On October 5, 1980, the FDA granted partial approval to such application, effective December 9, 1980. The California requirements, which have been exempted from preemption, have not had a materially adverse effect on us.

INSURANCE REIMBURSEMENT:

         To permit the users of our products to obtain reimbursement under Federal health care programs such as Medicare, we may be required to demonstrate, in an application to the Health Care Financing Administration ("HCFA"), at either the state or federal level or both, the safety and efficacy of our products and the benefit to patients therefrom which justify the cost of such treatment. Criteria for demonstrating such benefits are in the process of definition by HCFA, and there does not yet exist a clear method or requirement to receive approval for reimbursement. There is no assurance that such an application, if made, will be approved by HCFA. Most private health insurance companies and state health care programs have standards for reimbursement similar to those of HCFA, private insurers and/or health care programs, marketing of such product would be adversely affected.

COST OF COMPLIANCE WITH FDA AND OTHER APPLICABLE REGULATIONS:

         The costs of complying with FDA and other governmental regulations prior to the sale of approved products are reflected mainly in our R & D expenditures. The cost of first obtaining an IDE for a product and, after having developed a product which in our view is safe and effective, obtaining a PMA approval therefor, as well as making the necessary application to HCFA in order to establish insurance reimbursability for treatments utilizing such product, adds significantly to the cost of developing and bringing a product to market over what such cost would have been if such regulatory requirements did not exist.

         Such regulatory requirements also lengthen the time which is required to develop and commence marketing a product. These delays increase the Company's R & D costs by (a) lengthening the time during which we must maintain and bear the carrying costs of a given research and development effort and (b) delaying the time when we can commence realizing revenues from sales of a product, during which time, however, we must nevertheless continue to bear administrative and overhead costs. It is, however, not possible for us to quantify or estimate in advance the direct and indirect costs of complying with such regulatory requirements, particularly since the expense and difficulty of such compliance can vary greatly, depending upon the nature of the product, its intended use, the technological success of the R & D effort and the results of clinical testing of its products.

         To the extent applicable regulations require more rigorous testing than might otherwise be deemed necessary, the costs entailed in conducting testing of our products by unaffiliated institutions (and fees or royalties, if any, payable to them) may be deemed in part a cost to us of compliance with such regulatory requirements.

EMPLOYEES

         On June 30, 2002, we had 52 full-time employees, of whom 17 were engaged in production and shipping, 9 in R & D, 2 in sales and marketing, 2 in regulatory, 4 in quality control, 4 in field services, 14 in general and administrative functions and 8 were employed by our subsidiary, MST, of which 1 was in sales, 5 in field operations and 2 in bookkeeping and office functions.

         In July 2001, our Vice Chairman and CEO and our President and CFO resigned as officers and directors. Our founder and Chairman assumed the positions of President and CEO.

         We may require additional employees in the areas of administration, product development, research, production, regulatory affairs, sales and marketing in the future. There is intense competition for capable, experienced personnel in the medical device and laser fields, and there is no assurance we will be able to obtain new qualified employees when required.

         Management believes its relations with its employees are good.

PATENTS AND PATENT APPLICATIONS

         As of March 31, 2002, we owned or held licenses to 28 U.S. patents, 4 foreign patents, 7 U.S. patent applications and 8 foreign patent applications. The validity of one of our important U.S. Patents covering our 80 watt Holmium Laser was challenged by a competitor in the U.S. in an action before the U.S. Patent and Trademark Office ("USPTO"). In December 1996, the USPTO upheld the validity of all of our claims of this Patent.

         There is no assurance that (a) any patents will be issued from the pending applications, (b) any issued will prove enforceable, (c) we will derive any competitive advantage therefrom or (d) that our products may not infringe patents owned by others, licenses to which may not be available to us. To the extent that pending patent applications do not issue, we may be subject to more competition. There can also be no assurance that the already patented products, methods and processes will be medically useful or commercially viable. The issuance of patents on some but not all aspects of a product may be insufficient to prevent competitors from essentially duplicating the product by designing around the patented aspects. We are obligated, under certain of its patent licenses, to make royalty payments. Part of our R & D activities will be directed towards obtaining additional patent rights, which may entail future royalty and minimum payment obligations.

COMPETITION

         We face competition from a number of both young and established companies in the medical field. The larger of such established companies include Lumenis, Inc. (resulting from the acquisition of the medical devision of Coherent, Inc. by ESC Medical Systems, Inc.), Johnson & Johnson, Boston Scientific, Inc., Circon, Inc. and others, all of which have greater financial resources. R & D and manufacturing facilities, technical skills, management staffs and/or sales and marketing organizations than us.

         Among the younger companies with which we compete are Laserscope, Inc., Surgical Laser Technologies, Inc., Convergent, Inc. and others, certain of which are publicly held.

INSURANCE

         We have a commercial general liability insurance policy, including an umbrella policy providing coverage in the aggregate amount of $7,000,000 and a products liability insurance policy providing coverage in the aggregate amount of $10,000,000. There is no assurance that such amounts of insurance will be sufficient to protect our assets against claims by users of our products. Although there have been no successful claims against us, there is no assurance we will be able to maintain such liability insurance in force in the future at an acceptable cost, or at all, in which case our assets would be at risk in the event of successful claims against us. Successful claims in excess of the amount of insurance then in force could have a serious adverse effect upon our Company's financial condition and future viability. We do not carry director and officer liability insurance, but we do have indemnification agreements covering our officers and directors.

PROPERTIES

         We currently occupy approximately 47,000 square feet of office, manufacturing and warehouse space in Irvine, California, which we lease at a rental of approximately $40,000 per month through December 2005. We leased approximately 7,000 square feet of this facility to a third party health management company under a two year lease expiring in April 2004 at a monthly rental of $14,553.

         Our wholly-owned subsidiary, MST, leases approximately 1,500 sq. ft. of office space on a 36-month lease basis in Dallas, TX at a cost of $1,563 per month.

         Management considers all of its facilities to be well maintained and adequate for its purposes.

LITIGATION

         In September 1999, the co-inventor of our Urolase(R)product filed suit against us and C. R. Bard, Inc., seeking damages and a share of the proceeds of the 1998 settlement of our lawsuit against Bard. The lawsuit was settled in mid 2001. All claims against us were dismissed and the co-inventor reimbursed us for a portion of our legal costs and expenses.

         In September 2000, we allowed our license to two U.S. Patents owned by a competitor, Lumenis, Inc., to lapse, as sales of the urology products covered by the license were insignificant, and we ceased marketing these products. On January 18, 2002, Lumenis, Inc. filed a lawsuit against us alleging infringement of these patents. We intend to vigorously defend this lawsuit and have filed counterclaims against Lumenis alleging unfair competition, anti-competitive activities, trade libel and infringement of two of our U.S. Patents.

         We are subject to various claims and actions that arise in the ordinary course of business. The litigation process is inherently uncertain, and it is possible that the resolution of any future litigation may adversely affect us.

MARKET INFORMATION

         Our Shares have been traded on the NASDAQ system in the over-the-counter market since April 13, 1982 under the symbol "TMED". The following table sets forth the high and low closing sales prices for our shares for each quarterly period within our two most recent fiscal years.

2002                                       High                       Low
----                                       ----                       ---

Quarter ended:
December 31, 2001                          $0.63                      $0.35
March 31, 2002                              0.96                       0.40
June 30, 2002                               0.43                       0.38

2001                                       High                       Low
----                                       ----                       ---

Quarter ended:
December 31, 2000                          $2.44                      $1.56
March 31, 2001                              2.30                       1.25
June 30, 2001                               2.00                       1.21
September 30, 2001                          1.58                       0.24

                                   MANAGEMENT

         The following persons serve as our officers and directors.

Name                            Age               Position
----                            ---               --------

Marvin P. Loeb                  75                Chairman, President and CEO

Glenn D. Yeik                   34                Executive V.P.

L. Dean Crawford                59                Senior V.P. - R & D

Brian T. Kenney                 46                V.P. - Sales and Marketing

Stephen J. Byrne                55                V.P. - Operations

Richard F. Horowitz             61                Secretary and Director

Donald Baker                    72                Director

         MARVIN P. LOEB, has been a director of our Company since 1980, Chairman of the Board since March 1981, Chief Executive Officer from April 1991 to November 2000 and since July 2001. He served as our President from April 1991 until November 1992 and from July 1991 to November 2000. He has been the Chairman of the Board of Cardiodyne, Inc. (formerly Trioptic Laser, Inc., a 90% owned subsidiary of the Company) since May 1992. Since May 1986, he has been Chairman and a director of Cardiomedics, Inc., a privately held company which developed and is marketing a circulatory assist device. Since November 1988, he has been Chairman of Ultramedics, Inc., a privately held company whose principal interest is its investment in Cardiomedics, Inc. From April 1986 to June 1994, he was Chairman and a Director of Xtramedics, Inc. (now Athena Medical Corporation), a publicly held company engaged in the development of a feminine hygiene product. From December 1979 he was a director of Automedix Sciences, Inc., (now COMC, Inc., a publicly held company in the voice and data telecommunications business). From 1980 to June 1999, Mr. Loeb was a director of Contracap, Inc. (now eTravel Serve, Inc., an inactive publicly-held, internet travel service. Mr. Loeb has been President of Master Health Services, Inc., a family held medical consulting firm, since 1973, and Marvin P. Loeb and Company, a family held patent licensing firm, since 1983. Mr. Loeb holds an honorary Doctor of Science Degree from Pacific States University and a Bachelor of Science Degree from the University of Illinois.

         GLENN D. YEIK, has been our Executive Vice President since April 2002. Prior thereto, he was our Vice President - Product Development from March 2000 to April 2002. Mr. Yeik was Manager and Director of Electronic Systems at AngioTrax, Inc. from May 1998 to March 2000. He was our Manager, Laser Engineer from May 1994 to May 1998 and our Senior Electrical Engineer from July 1992 to May 1994. Prior thereto, Mr. Yeik was a Software Engineer at Cardiac Science, Inc. from June 1991 to July 1992. Mr. Yeik received a Bachelor of Science of Engineering Degree in Electrical Engineering from LeTourneau University. Mr. Yeik is Mr. Loeb's son-in-law.

         L. DEAN CRAWFORD, has been our Senior Vice President-Research and Development since April 1997. Mr. Crawford had been Vice President-Operations/Research and Development from July 1995 to April 1997 and Vice President-Delivery Systems from May 1992 to July 1995. Mr. Crawford has been a Senior engineer from February 1989 to May 1992. Before joining the Company, he was a manufacturing engineer and R & D Section Manager for Baxter Edwards Critical Care Division. Mr. Crawford has a Bachelors and Masters of Engineering Degree in Mechanical Engineering from Brigham Young University.

         BRIAN T. KENNEY, has been our Vice President of Sales and Marketing since January 2000. Mr. Kenney had been our Director of International Sales from January, 1999 to January 2000. Before joining Trimedyne, Mr. Kenney held sales and sales management positions with Exogen, a division of Smith & Nephew from April 1996 to November 1999, U.S. Surgical

Corporation from January 1982 to December 1984, Stryker Corporation/Endoscopy Division from May 1988 to December 1992, and Surgical Laser Technologies from January 1993 to February 1996. Mr. Kenney is a graduate of the University of Oklahoma with a Bachelors Degree in Business Administration in Marketing and Finance.

         STEPHEN J. BYRNE, has been our Vice President of Operations since July, 2001, having previously been our V.P. Manufacturing from February, 2001 to July 2001 and our Director of Purchasing since May 1999. He has over 20 years of diversified experience in medical device manufacturing, having held management positions at mature, world class, manufacturing companies: Bristol-Meyers from October 1975 to July 1981, American Hospital Supply from July 1981 to August 1982, and 3M from June 1988 to May 1996, as well as a successful start up company, Cardiovascular Devices, Inc. from August 1982 to June 1988. He received a Bachelor's of Science degree in Marketing from California State University at Long Beach.

         DONALD BAKER, has been a director of our Company since May 1983. He also has been a director of Cardiodyne, Inc. (formerly Trioptic Laser, Inc.) since August 1996. Mr. Baker retired after 39 years as a managing partner of the law firm of Baker & McKenzie. He holds a J.D.S. degree from the University of Chicago Law School. Mr. Baker is a Director of the Mid-America Committee on International Business and Government Cooperation, Chicago, Automedix Sciences (now COMC, Inc.), Santa Ana, CA and Cardiomedics, Inc., Santa Ana, CA. He is a member of the Chicago and American Bar Associations.

         RICHARD F. HOROWITZ, has been a director of our Company since April 1983, and Secretary since July 2001. He also has been a director of Cardiodyne, Inc. (formerly Trioptic Laser, Inc.) since May 1992. He was a director of Automedix Sciences, Inc. (now COMC, Inc.) from November 1988 until 1999 and he has been a director of Cardiomedics, Inc. since 1992. Mr. Horowitz has been a practicing attorney in New York City for the past 37 years. He has been a member of the firm of Heller, Horowitz & Feit, P.C. (formerly Heller, Horowitz & Feit) since January 1979. Mr. Horowitz is a graduate of Columbia College and Columbia Law School. He is a member of the Association of the Bar of the City of New York and the New York State Bar Association.

                             EXECUTIVE COMPENSATION

         The following table sets forth the executive compensation paid during the fiscal years ended September 30, 2001 and 2000 to our Executive officers who earned more than $100,000 in combined salary, stock option awards and other compensation in fiscal 2001:

                                                                             Compensation
                                                           Annual            ------------
                                                       Compensation (1)       Securities
                                                       ----------------       Underlying        All Other
                                                       Salary     Bonus        Options        Compensation
Name of Individual and Principal Position   Year         ($)       ($)           (#)             ($) (2)
-----------------------------------------   ----     -----------------------------------------------------
Marvin P. Loeb............................  2001(3)  $ 99,132        0           78,000          $12,124
   Chairman of the Board, President and     2000      211,842        0          380,000           20,531
   Chief Executive Officer

Glenn D. Yeik, V.P........................  2001      122,836        0           95,300            8,471
                                            2000       64,399                    73,000            5,761

L. Dean Crawford, V.P.....................  2001      133,344        0           83,724            7,458
                                            2000      131,659        0           79,020            7,459

Brian T. Kenney, V.P......................  2001      113,591        0           30,000            7,886
                                            2000       90,157        0           80,000            7,748

                                                      20




Steven J. Byrne, V.P......................  2001       93,448        0           30,000            1,873
                                            2000       66,999        0           71,000            1,054

William T. Schubert, Jr.(4)...............  2001      118,864        0          150,000            7,215
   Former Vice Chairman & CEO               2000       58,676        0           50,000            8,000

Shane H. Traveller(4).....................  2001      128,262        0          250,000           12,210
   Former President & COO                   2000      113,009        0          150,000            7,417

---------------

Amounts shown include cash and non-cash compensation earned and received by our executive officers.

Amounts of Other Compensation shown for the above listed officers include the cost of (i) car allowances and expenses and (ii) costs to us of 401(k) matching contributions.

On January 18, 2001, Mr. Loeb voluntarily reduced his cash compensation by 50% to $107,858 annually ($8,988 per month). On May 7, 2001, he agreed to accept Shares in lieu of the reduced amount of cash compensation, the number of Shares being determined by dividing $8,988 through March 31, 2002, and $9,231 thereafter, by the closing price of our Shares on the last day of each month. Through June 30, 2002, he was entitled to be issued a total of 225,400 Shares.

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

         The following table sets forth the name of each beneficial owner of more than five percent of the Company's Common Stock known to the Company, by each director of the Company, by each named executive officer, and by all directors and executive officers as a group, the number of shares beneficially owned by such persons as of June 30, 2002 and the percent of the class so owned. Each person named in the table has sole investment and sole voting power with respect to the shares of Common Stock set forth opposite his name, except as otherwise indicated. All shares are directly owned or are held for the stockholder in street name, except as otherwise indicated.

                                NAME AND ADDRESS                   AMOUNT AND NATURE OF       PERCENT OF CLASS
TITLE OF CLASS                 OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP         OUTSTANDING*
--------------                 -------------------                 --------------------         ------------
                               MAJOR SHAREHOLDER
                               -----------------
Common Stock                   Marvin P. Loeb, Chairman (1)             1,298,400                   9.7%
$.01 Par Value                 15091 Bake Parkway
                               Irvine, CA 92618

                               DIRECTORS AND EXECUTIVE OFFICERS
                               --------------------------------
                               Donald Baker, Director (2)                  70,000                     *
                               544 Earlston Road
                               Kenilworth, IL 60043

                               Richard Horowitz, Secy. & Dir. (2)          60,000                     *
                               Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                               New York, New York 10017

                               Glenn D. Yeik, Exec. V.P.  (3) (4)         174,300                   1.3%
                               L. Dean Crawford, Sr. V.P. (4) (5)          70,010                     *
                               Brian T. Kenney, V.P.  (4) (6)              26,000                     *
                               Steven J. Byrne, V.P.  (4) (7)              22,000                     *

All Directors and Executive                                             1,720,710                  12.4%
Officers as a Group (7 persons) (8)

-------------------
* Indicates less than 1%.

(1) Includes 521,000 Shares held by Mr. Loeb and his wife, 225,400 Shares to be issued to Mr. Loeb in lieu of compensation, 760,000 shares issuable upon conversion of the Notes held by Mr. Loeb and his wife plus accrued interest to maturity, and currently exercisable Options to purchase 22,000 Shares. Does not include 797,900 shares held by Mr. Loeb's adult children and members of their families and trusts for their benefit. (See "EXECUTIVE COMPENSATION").

(2)      Includes 20,000 currently exercisable Options.

(3) Includes currently exercisable Options to purchase 17,000 Shares and 110,000 Shares owned by a trust for the benefit of his wife. Mr. Yeik is Mr. Loeb's son-in-law.

(4)      Address is 15091 Bake Parkway, Irvine, CA 92618.

(5)      Includes currently exercisable options to purchase 55,724 Shares.

(6)      Consists solely of currently exercisable options.

(7)      Includes currently exercisable options to purchase 13,000 Shares.

(8) Includes currently exercisable options to purchase 173,724 Shares and 760,000 Shares issuable on conversion of the Notes and accrued interest described in Note 1.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

         Options to purchase a total of 170,000 Shares of our Common Stock were granted to our above named executive officers during the fiscal year ended September 30, 2001.

STOCK OPTIONS EXERCISED AND HELD AT END OF FISCAL YEAR

         The following table provides information related to options exercised during the fiscal year ended September 30, 2001, and unexercised options held by the above named executive officers as of the end of such fiscal year.

FISCAL YEAR-END OPTION VALUES
                                                            NUMBER OF SECURITIES
                                                                  UNDERLYING                     VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS                 IN-THE-MONEY OPTIONS
                                                              AT FY END (#) (1)                    AT FY END ($) (2)
                      SHARES ACQUIRED      VALUE          -----------------------------    -----------------------------------
                      ON EXERCISE (#)    REALIZED($)      EXERCISABLE     UNEXERCISABLE    EXERCISABLE ($)   UNEXERCISABLE ($)
                      ---------------    -----------      -----------     -------------    ---------------   -----------------
Marvin P. Loeb            332,000          $49,800           22,000           56,000             0                  0

Brian T. Kenney                 0                0           26,000          79,0000             0                  0

Glenn D. Yeik              47,300          $ 7,095           17,000           86,000             0                  0

Steven J. Byrne             9,000          $ 1,350           13,000          68,0000             0                  0

L. Dean Crawford           14,286          $ 2,143           55,724          28,0000             0                  0

---------------

(1) Our Non-Qualified Stock Options have a term of six years, and our Incentive Stock Options have a term of ten years. All Options are subject to earlier termination, with options becoming exercisable from the date of grant equally over the following three years for our Non-Qualified Stock options and five years for our Incentive Stock Options.

(2) The exercise prices of all of our exercisable and non-exercisable stock options on September 30, 2001 were higher than the market price of $0.43 per share, as reported by NASDAQ on that date. If the exercise price of any of these stock options had been less than the market price on that date, the value would have been calculated by multiplying the closing market price of our Shares at September 30, 2001 by the respective number of Shares and subtracting the option price. No dollar value indicates that the market price on September 30, 2001 was lower than the exercise price.

                          TRANSACTIONS WITH MANAGEMENT

         The following transactions occurred during fiscal 2001 in which the present directors, officers and key employees of the Company had a direct or indirect material interest. The Company believes that the terms of the transactions described below are as favorable as could have been obtained with unaffiliated third parties.

         Mr. Loeb loaned us $62,500 in February and $87,500 in March 2002, totaling $150,000, for which we have agreed to issue a Note, which is convertible into Shares at a price of $0.40 per Share, the closing price on the date of receipt of the loan. Mr. Loeb loaned us an additional $50,000 in April 2002, for which we have agreed to issue a Note, which is convertible into Shares at a price of $0.50 per share, the closing price on the date of receipt of this loan. We have agreed to issue 225,400 Shares to Mr. Loeb in lieu of cash compensation from May 7, 2001 through June 30, 2002.

         Mr. Horowitz, a director of the Company, is a member of the firm of Heller, Horowitz & Feit, P.C., securities counsel to the Company. Heller, Horowitz & Feit, P.C. also represents other companies of which Mr. Loeb is a director, officer and/or controlling stockholder. During the fiscal year ended September 30, 2001 and the nine month period ended June 30, 2002 we incurred $86,933 and $13,161, respectively, of legal fees and costs for the above law firm acting as our securities counsel.

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01, and 1,000,000 shares of Preferred Stock.

PREFERRED STOCK
---------------

         No shares of our Preferred Stock are presently outstanding. Our Board of Directors has the right to fix the rights and preferences of any of our Preferred Stock which might be issued in the future, without obtaining approval of our Shareholders.

COMMON STOCK
------------

         The shares of our Common Stock presently outstanding, and any shares of our Common Stock issues upon conversion of the Notes or exercise of stock options, will be fully paid and non-assessable. Each holder of Common Stock is entitled to one vote for each share owned on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders. In the event we liquidate, dissolve or wind-up our operations, the holders of the Common Stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of Preferred Stock that may then be outstanding. The Common Stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors.

         Holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any Preferred Stock that may then be outstanding.

         Our Articles of Incorporation provide for a staggered Board of Directors, pursuant to which the Board is divided into three classes (as nearly equal in number as possible) with the term of one class expiring each year. The Articles also provide that the staggered Board provisions cannot be amended, altered or repealed except by the vote of not less than two-thirds of our issued and outstanding Common Stock and any Preferred Stock which may then be entitled to vote.

REGISTRATION OF SHARES
----------------------

         Included in the Registration Statement of which this prospectus is a part are 425,832 Shares which are presently outstanding, 425,400 shares we have agreed to issue to certain of our officers and employees and a consultant, 760,000 Shares issuable in the event of conversion of the outstanding $200,000 of Notes and accrued interest thereon, 2,560,000 Shares issuable in the event of the possible sale and conversion of up to $800,000 of additional Notes and accrued interest, and 365,000 Shares issuable in the event of exercise of Options we have granted to consultants.

STOCKHOLDERS

         As of June 30, 2002, there were approximately 1,000 holders of record of the Company's Common Stock and an additional estimated 9,000 holders who maintain the beneficial ownership of their shares in "Street Name".

DIVIDEND POLICY

         The Company has never paid cash dividends on its Common Stock, and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will be dependent upon the Company's financial condition and results of operations and other factors then deemed relevant by the Board of Directors.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. As a result, use of the pooling-of-interests method is prohibited for business combinations initiated thereafter. SFAS 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. The adoption of SFAS 141 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

         In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. This Statement is effective for the Company's 2003 fiscal year. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of this Statement. The adoption of SFAS 142 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

         In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This Statement is effective for the Company's 2003 fiscal year, and early adoption is permitted. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

         In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement will be effective for our 2003 fiscal year and is not expected to have a material effect on our consolidated results of operations, financial position or cash flows, and early adoption is permitted.

TRANSFER AGENT

         The transfer agent and registrar for our Shares is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York.

                   COMMISSION'S POLICY ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being our director or a director of our subsidiary, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not otherwise indemnify such person.

         Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                        SHARES AVAILABLE FOR FUTURE SALE

         The 13,489,760 Shares outstanding on April 30, 2002, the 425,400 Shares we have agreed to issue to certain of our officers, employees and a consultant, which are included in this Prospectus, and the remaining 1,125,000 Shares included in this Prospectus, if and when issued, will be freely tradable without restriction imposed by, or further registration under, the Securities Act. The above notwithstanding, Shares held by Mr. Loeb and our other executive officers and directors may be sold only pursuant to Rule 144 of the Securities and Exchange Commission, which imposes limitations on the number of our Shares which may be sold during certain periods.

                              PLAN OF DISTRIBUTION

         Sales of the Shares by the Selling Stockholders may be effected by them from time to time on the NASDAQ Small Cap Market System or in such other public forum where our shares are publicly traded or listed for quotation. Sales may also be made in negotiated transactions through the timing of exercises of Options or the conversion of Notes or, at fixed prices, which may be charged at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for which such broker-dealer may act as agent or to whom they sell as principal, or both. The compensation as to a particular broker-dealer may be in excess of customary compensation.

         The Selling Stockholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be Underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on any sale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                            SELLING SECURITY HOLDERS

         WE ARE REGISTERING CERTAIN SHARES WHICH ARE PRESENTLY OUTSTANDING, SHARES WE HAVE AGREED TO ISSUE TO CERTAIN OF OUR OFFICERS, EMPLOYEES AND A CONSULTANT, SHARES ISSUABLE IN THE EVENT OF CONVERSION OF OUTSTANDING NOTES AND ACCRUED INTEREST, AND SHARES ISSUABLE IN THE EVENT OF EXERCISE OF OUTSTANDING OPTIONS GRANTED TO CERTAIN OF OUR CONSULTANTS (COLLECTIVELY "SELLING SECURITY HOLDERS").

         Other than the costs of preparing this Prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales of Shares by the Selling Security Holders. Each of the Selling Security Holders, or their transferees, and intermediaries to whom such securities may be sold may be deemed to be an "underwriter" of the common stock offered in this prospectus, as that term is defined under the Securities Act. Each of the Selling Security Holders, or their transferees, may sell Shares from time to time for their own account in the open market at the prevailing prices, or in individually negotiated transactions at such prices as may be agreed upon. The net proceeds from the sale of Shares by the Selling Security Holders will inure entirely to their benefit and not to ours.

         The Shares may be offered for sale from time to time in regular brokerage transactions in the over-the-counter market, or through brokers or dealers, or in private sales or negotiated transactions, or otherwise, at prices related to the then prevailing market prices. Thus, they may be required to deliver a current prospectus in connection with the offer or sale of their Shares. In the absence of a current prospectus, if required, these Shares may not be sold publicly without restriction unless held by a non-affiliate for two years, or after one year subject to volume limitations and satisfaction of other conditions. The Selling Security Holders are hereby advised that Regulation M of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 will be applicable to their sales of these Shares. These rules contain various prohibitions against trading by persons interested in a distribution and against so-called "stabilization" activities.

         The Selling Security Holders, or their transferees, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any profit on the resale of these Shares as principal might be deemed to be underwriting discounts and commissions under the Act. Any sale of these Shares by Selling Security Holders, or their transferees, through broker-dealers may cause the broker-dealers to be considered as participating in a distribution and subject to Regulation M promulgated under the Securities Exchange Act of 1934, as amended. If any such transaction were a "distribution" for purposes of Regulation M, then such broker-dealers might be required to cease making a market in our equity securities for either two or nine trading days prior to, and until the completion of, such activity. Two of the Selling Security Holders, Roan/Meyers Associates, Inc. and Donner Corporation International, are broker-dealers.

                               NO. OF SHARES           NO. OF SHARES      NO. OF SHARES
SHAREHOLDER NAME             PRIOR TO OFFERING (1)     BEING OFFERED      AFTER OFFERING
----------------             ------------------        -------------      --------------
Marvin P. Loeb                     1,276,400 (2)          985,400            291,000
Glenn D. Yeik                        182,300               25,000            157,300
Brian T. Kenney                       25,000               25,000                  0
Steven J. Byrne                       19,000               10,000              9,000
LibertyView Funds, L.P.              198,808              198,808                  0
LibertyView Funds, L.L.C.             21,867               21,867                  0
Quattro Fund, Ltd.                   168,500              139,157             29,343
Thomas R. Ulie                       116,000               66,000             50,000
Roan/Meyers Associates, L.P.         200,000              200,000                  0
I. W. Miller Group                   125,000              125,000                  0
Richard C. Richley, M.D.              25,000               25,000                  0
Donner Corporation International      25,000               25,000                  0
Todd Black                             2,000                2,000                  0
Charles Mansfield                      1,000                1,000                  0
Russell Lindsey                        3,000                3,000                  0
Marcus Simmons                         2,000                2,000                  0
Bryan Wilson                           1,000                1,000                  0
Amy Kiminski                           1,000                1,000                  0

                                           27




Gail Novelli                           2,000                2,000                  0
Carol Knight                           2,000                2,000                  0
James W. Pergl                        10,000                5,000              5,000
Richard M. Fields                      3,000                2,000              1,000
Dipu Ghosh                            18,000               10,000              8,000
Mauricio Guerrero                      6,000                3,000              3,000
Betty Moran                            3,000                3,000                  0
Craig Smith                           14,000               10,000              4,000
Jeffrey Dannenberg                    13,000                5,000              8,000
Bunnak Chuch                           3,600                2,000              1,600
Naomi F. Gong                          8,120                5,000              3,120
Bozena Lojewska                        2,500                2,000                500
Ana Orellana                           2,000                2,000                  0
Randy Strader                          3,000                3,000                  0
Jose G. Aguirre                        3,900                2,000              1,900
Simon Ramirez                          4,000                4,000                  0
Sandy DeAntonio                        2,000                2,000                  0
Helen Cao                              2,200                2,000                200
Daly Chor                              2,200                2,000                200
Rubicelia Silva                        2,200                2,000                200
Haysan Eap                            16,200                5,000             11,200
Hung Le                                4,600                2,000              2,600
Timothy A. Maddox                      4,360                2,000              2,360
Derick Nguyen                          3,800                2,000              1,800
Joseph Chavit                          5,500                5,000                500
Ingrid Corning                         5,500                5,000                500
Cherylan Hils                          2,000                2,000                  0
Jeffery Jones                          5,500                5,000                500
Jeff Rudner                           10,000               10,000                  0
Sudele Seron                           7,000                5,000              2,000
Dennis J. Shade                        8,000                7,000              1,000

------------
(1) Includes Shares outstanding, Shares we have agreed to issue, Shares issuable upon conversion of Notes and accrued interest and Shares issuable upon exercise of outstanding Options.

(2) Does not include 797,900 shares owned by adult children of Mr. Loeb, members of their families and trusts for their benefit, of which 25,000 Shares are being registered herein.

                                  LEGAL MATTERS

         In connection with this offering, the law firm of Heller, Horowitz & Feit, P.C., New York, New York, is opining that we are in good standing in the State of Nevada with due authority to conduct our business and that the Shares offered herein have been duly and validly authorized and issued and are fully paid, non-assessable. A copy of the opinion has been filed as Exhibit 5 to the registration statement of which this prospectus forms a part.

                                     EXPERTS

         Our audited financial statements for the fiscal years ended September 30, 2001 and 2000 are included in this prospectus in reliance upon the report of McKennon, Wilson & Morgan, LLP, located at 2 Venture Plaza, Suite 220, Irvine, CA 92618-7394, an independent certified public accounting firm, and upon the authority of said accounting firm as expert in accounting and auditing.

                              AVAILABLE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. This Act requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information we file can be inspected at the Headquarters Office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

         Copies of the material we file may be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. at prescribed rates. The Public Reference Room can be reached at (202) 942-8090. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding us. This material can be found at http://www.sec.gov.

                          INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants                                                          F-2

Consolidated Balance Sheets at September 30, 2001, as restated and June 30, 2002           F-3
(unaudited)

Consolidated Statements of Operations and Comprehensive Loss for years ended               F-4
September 30, 2000 and 2001 as restated, and the nine months ended June 30, 2001 as restated and 2002

Consolidated Statements of Stockholders' Equity for each of the two years in the           F-5
period ended September 30, 2001 and the nine months ended June 30, 2002
(unaudited)

Consolidated Statements of Cash Flows for years ended September 30, 2000 and 2001          F-6
as restated, and the nine months ended June 30, 2001 as restated and 2002

Notes to Consolidated Financial Statements                                                 F-7

                               TRIMEDYNE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements of Trimedyne, Inc. and its subsidiary are included in Item 7:

Consolidated Financial Statements:

   Report of Independent Accountants                                                F-2

   Consolidated Balance Sheets at September 30, 2001, as restated,
    and June 30, 2002 (unaudited)                                                   F-3

   Consolidated Statements of Operations and Comprehensive Loss for years ended September 30, 2000 and 2001 as restated, and the nine months ended June 30, 2001 as restated,
    and 2002 (unaudited)                                                            F-4

   Consolidated Statements of Stockholders' Equity for two years ended
    September 30,2000 and 2001 and the nine months ended
     June 30, 2002 (unaudited)                                                      F-5

   Consolidated Statements of Cash Flows for years ended September 30, 2000 and 2001, as restated, and the nine
    months ended June 30, 2001, as restated, and 2002 (unaudited)                   F-6

   Notes to Consolidated Financial Statements                                       F-7

                                          F-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Trimedyne, Inc.

We have audited the accompanying consolidated balance sheet of Trimedyne, Inc. and its subsidiaries (the "Company"), as of September 30, 2001, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trimedyne, Inc. and subsidiaries, as of September 30, 2001, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, the Company restated its consolidated financial statements for the year ended September 30, 2001 for the correction of an error.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred operating losses, has a deficit in its liquid net assets and is unable to pay its current obligations in a timely manner. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/ McKennon, Wilson & Morgan LLP
                                                -----------------------------

Irvine, California
January 10, 2002

                               TRIMEDYNE, INC.
                         CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                  September 30,     June 30,
                                                      2001            2002
                                                  -------------   -------------
                                                  (as restated)    (unaudited)
Current assets:
  Cash and cash equivalents                       $     84,000    $    174,000
  Trade accounts receivable, net of allowance
    for doubtful accounts of $435,000 and
    $68,000, respectively                            1,241,000       1,050,000
  Inventories (Note 5)                               2,864,000       2,090,000
  Other                                                271,000         184,000
                                                  -------------   -------------
        Total current assets                         4,460,000       3,498,000
  Goodwill, net (Note 3)                               616,000         561,000
  Property and equipment, net (Note 5)                 770,000         623,000
  Other assets                                              --          58,000
                                                  -------------   -------------
                                                  $  5,846,000    $  4,740,000
                                                  =============   =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                $  1,776,000    $  1,504,000
  Accrued expenses (Note 5)                            705,000         649,000
  Deferred income                                      217,000         157,000
  Current portion of long-term debt (Note 6)            73,000          46,000
  Other current liabilities                             67,000          79,000
                                                  -------------   -------------
        Total current liabilities                    2,838,000       2,435,000

Long-term debt, net of current portion (Note 6)         26,000              --
Senior Convertible Secured Notes due to
 related party (Note 6)                                     --         200,000
                                                  -------------   -------------
Total liabilities                                    2,864,000       2,635,000

Commitments and Contingencies (Note 8)

Stockholders' equity: (Note 9)
  Common stock - $.01 par value; 30,000,000
    shares authorized, 13,591,369 shares issued
    and 13,489,760 shares outstanding                  137,000         137,000
  Capital in excess of par value                    47,483,000      47,656,000
  Accumulated deficit                              (43,925,000)    (44,975,000)
                                                  -------------   -------------
                                                     3,695,000       2,818,000
  Less treasury stock, at cost, 101,609 shares        (713,000)       (713,000)
                                                  -------------   -------------
        Total stockholders' equity                   2,982,000       2,105,000
                                                  -------------   -------------
                                                  $  5,846,000    $  4,740,000
                                                  =============   =============

                 See Notes to Consolidated Financial Statements

                                               TRIMEDYNE, INC.
                                  CONSOLIDATED STATEMENTS OF OPERATIONS AND
                                              COMPREHENSIVE LOSS

                                                     For The Years Ended          For The Nine Months Ended
                                                        September 30,                      June 30,
                                               -----------------------------    -----------------------------
                                                   2000             2001            2001             2002
                                                   ----             ----            ----             ----
                                                               (as restated)    (unaudited)       (unaudited)
Net revenues:
  Products                                     $ 5,185,000        5,857,000     $ 4,135,000        4,353,000
  Service and rental                               910,000        1,607,000       1,310,000        1,055,000
                                               ------------     ------------    ------------     ------------
                                                 6,095,000        7,464,000       5,445,000        5,408,000
                                               ------------     ------------    ------------     ------------

Cost of sales:
  Products                                       2,761,000        5,187,000       3,391,000        2,325,000
  Service and rental                               697,000        1,028,000         879,000          646,000
                                               ------------     ------------    ------------     ------------
                                                 3,458,000        6,215,000       4,270,000        2,971,000
                                               ------------     ------------    ------------     ------------

Gross Profit                                     2,637,000        1,249,000       1,175,000        2,437,000

Selling, general and administrative expenses     4,136,000        4,839,000       4,118,000        2,479,000
Research and development expenses                3,486,000        2,330,000       1,825,000        1,136,000
                                               ------------     ------------    ------------     ------------

Loss from operations                            (4,985,000)      (5,920,000)     (4,768,000)      (1,178,000)

Other income (expense):
  Interest income                                  249,000          220,000              --               --
  Loss on investments                                   --       (1,143,000)       (953,000)              --
  Fair value of make-up shares                          --         (660,000)       (660,000)              --
  Other                                             36,000           19,000          19,000          128,000
                                               ------------     ------------    ------------     ------------

Net loss                                        (4,700,000)      (7,484,000)     (6,362,000)      (1,050,000)

Other comprehensive loss -
  Unrealized loss on marketable securities         (94,000)              --              --               --
                                               ------------     ------------    ------------     ------------

Comprehensive loss                             $(4,794,000)     $(7,484,000)    $(6,362,000)     $(1,050,000)
                                               ============     ============    ============     ============

Basic and diluted net loss per share           $     (0.41)      $    (0.59)    $     (0.52)      $    (0.08)
                                               ============     ============    ============     ============

Basic and diluted weighted average
 common shares outstanding:                     11,615,000       12,615,000      12,274,228       13,531,510
                                               ============     ============    ============     ============

                                See Notes to Consolidated Financial Statements

                                                     F-4

                                                         TRIMEDYNE, INC.
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                     Accumulated
                              Common Stock           Capital In                         Other
                              ------------           Excess of        Accumulated   Comprehensive      Treasury
                         Shares         Amount       Par Value          Deficit          Loss            Stock          Total
                       -----------     ---------    ------------     -------------    ----------       ----------    ------------
Balances at
September 30, 1999     11,083,665       $111,000    $43,249,000      $(31,741,000)     $(61,000)       $(713,000)    $10,845,000

Unrealized loss
on marketable
securities                                                                              (94,000)                         (94,000)

Exercise of
stock options             187,494         3,000         288,000                                                          291,000

Proceeds from
private
placement                 660,819         6,000       2,118,000                                                        2,124,000

Value of stock
options issued
below fair value                                          6,000                                                            6,000

Net loss for
the year                                                               (4,700,000)                                    (4,700,000)
                       -----------     ---------    ------------     -------------    ----------       ----------    ------------
Balances at
September 30, 2000     11,931,978      $120,000     $45,661,000      $(36,441,000)    $(155,000)       $(713,000)    $ 8,472,000

Change in unrealized
loss on marketable
securities                                                                              155,000                          155,000

Exercise of
stock options             713,359         7,000         202,000                                                          209,000

Stock issued
to consultants             20,200         1,000          32,000                                                           33,000

Make-up shares issued
pursuant to
private placement         425,832         4,000         656,000                                                          660,000

Additional compensation
for modification
of stock options                                        162,000                                                          162,000

Purchase of
Mobile Surgical
Technologies, Inc.        500,000         5,000         770,000                                                          775,000

Net loss for
the year (as restated)                                                 (7,484,000)                                     (7,484,000)
                       -----------     ---------    ------------     -------------    ----------       ----------    ------------
Balances at
September 30, 2001
(as restated)          13,591,369      $137,000     $47,483,000      $(43,925,000)    $      --        $(713,000)    $ 2,982,000

Issuance of common
stock for compensation                                  120,000                                                          120,000

Value of stock
Options granted                                          53,000                                                           53,000

Net loss for the
period                                                                 (1,050,000)                                    (1,050,000)
                       -----------     ---------    ------------     -------------    ----------       ----------    ------------
Balances at
June 30, 2002
(unaudited)            13,591,369      $137,000     $47,656,000      $(44,975,000)    $      --        $(713,000)    $ 2,105,000
                       ===========     =========    ============     =============    ==========       ==========    ============

                                          See Notes to Consolidated Financial Statements

                                                               F-5

                                                        TRIMEDYNE, INC.
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  For The Years Ended             For The Nine Months Ended
                                                                     September 30,                        June 30,
                                                             ------------------------------     ------------------------------

                                                                2000              2001              2001              2002
                                                                ----              ----              ----              ----
                                                                             (as restated)       (unaudited)       (unaudited)
Cash flows from operating activities:
  Net loss                                                   $(4,700,000)      ($7,484,000)      $(6,362,000)     $(1,050,000)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation and amortization                               205,000           241,000           149,000          202,000
     Stock based compensation                                                                             --          173,000
     Provision for impairment of inventories                          --           868,000           596,000               --
     Provision for bad debts                                          --           164,000                --               --
     Loss on investments                                              --         1,143,000           953,000               --
     Fair value of options granted                                 6,000           162,000                --               --
     Fair value of stock issued to consultants                        --            33,000                --               --
     Fair value of make-up shares issued pursuant to
       private placement                                              --           660,000           660,000               --
     Gain on sale of fixed assets                                     --                --                --          (37,000)
  Changes in operating assets and liabilities:
     Decrease (increase) in trade accounts receivable, net     1,402,000          (523,000)         (359,000)         191,000
     (Increase) decrease in inventories                         (849,000)          609,000           221,000          774,000
     Decrease in other current assets                             48,000            90,000            38,000           29,000
     Increase in accounts payable                                 72,000         1,348,000         1,636,000         (272,000)
     (Decrease) increase in accrued expenses                    (159,000)          221,000           222,000          (75,000)
     (Decrease) increase in other current liabilities            (61,000)          216,000                --          (85,000)
     Increase (decrease in deferred income                            --                --             4,000           38,000
                                                             ------------     -------------     -------------     ------------
     Net cash used in operating activities                    (4,036,000)       (2,252,000)       (2,242,000)        (112,000)

Cash flows from investing activities:
  Capital expenditures                                          (124,000)         (276,000)         (258,000)          37,000
 (Purchase) sale of marketable securities                     (1,001,000)        2,089,000         2,232,000               --
  Acquisition of MST, net of cash received                            --            (1,000)           (1,000)              --
                                                             ------------     -------------     -------------     ------------
     Net cash provided by (used in) investing activities      (1,125,000)        1,812,000         1,973,000           37,000

Cash flows from financing activities:
  Payments on long-term obligations                                   --                --          (123,000)         (35,000)
  Proceeds from private placement                              2,124,000                --                --               --
  Proceeds from senior convertible secured
   note due to officer                                               --                 --                --          200,000
  Proceeds from exercise of stock options                        291,000           198,000            25,000               --
  Net payments on long-term liabilities                              --           (140,000)               --               --
                                                             ------------     -------------     -------------     ------------
  Net cash provided by financing activities                    2,415,000            58,000           (98,000)         165,000

Net decrease in cash and cash equivalents                     (2,746,000)         (382,000)         (367,000)          90,000
Cash and cash equivalents at beginning of year                 3,212,000           466,000           466,000           84,000
                                                             ------------     -------------     -------------     ------------
Cash and cash equivalents at end of year                     $   466,000      $     84,000      $     99,000      $   174,000
                                                             ============     =============     =============     ============
Non-cash investing and financing activities:
  Common stock issued for acquisition of MST                 $        --      $    775,000      $    775,000      $        --
                                                             ============     =============     =============     ============
  Stock options exercised for relief of debt                 $        --      $     11,000      $         --      $        --
                                                             ============     =============     =============     ============

                                        See Notes to Consolidated Financial Statements

                                                             F-6

                                TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   THE COMPANY:

Trimedyne, Inc. ("Trimedyne") and its subsidiary (collectively "the Company") are engaged primarily in the research and development, manufacture and sale of lasers and disposable laser devices in the medical field. The Company has also been engaged in the research and development of cardiovascular laser devices through its 90% owned subsidiary, Cardiodyne, Inc. ("Cardiodyne"). In January 2001, the Company ceased funding Cardiodyne's operations due to budgetary constraints. The Company's operations are primarily located in Southern California with distribution of its products worldwide (Note 12).

On November 30, 2000, the Company acquired all of the common stock of Mobile Surgical Technologies, Inc. ("MST"), a Dallas, Texas-based privately held company, in exchange for 500,000 shares of the Company's unregistered common stock. MST is primarily engaged in providing the Company's lasers and other surgical equipment to hospitals and surgery centers on a "fee-per-case" basis in the southwestern United States.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Restatement of Consolidated Financial Statements

The Company restated its consolidated financial statements for the year ended September 30, 2001, for the correction of an error. The effects of the Company's restatement on their results of operations for fiscal 2001 are as follows:

                                                         Year Ended
                                                     September 30, 2001
                                               -------------------------------
                                                                    Net Loss
                                                 Net Loss           Per Share
                                               ------------         ----------
Net loss, as previously presented              $(7,747,000)         $   (0.61)
Loss on purchase commitments                       263,000               0.02
                                               ------------         ----------
Net loss, as adjusted                          $(7,484,000)         $   (0.59)
                                               ============         ==========

The Company recorded a charge to operations totaling $263,000 for purchase commitments, which were in excess of normal operating requirements. Upon further evaluation, management determined that such provision was not based on the most relevant information. Management believes the basis used for reporting this charge to operations constitutes an error requiring restatement of effects of such charge on operations during the year ended September 30, 2001.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company restated its consolidated financial statements for the nine months ended June 30, 2001, to recorded a charge to operations totaling $660,000 for the value of "make-up" shares of common stock issued pursuant to an anti-dilution clause related to its private placement in fiscal 2000, which was triggered by the acquisition of MST in the quarter ended December 31, 2000. In addition the Company recorded charge to cost of sales of $596,000 representing provisions for excess and obsolete inventories for the nine months ended June 30, 2001. The Company also recorded $1,005,000 to adjust its records related to its annual reconciliation of its physical inventories and excess capitalized overhead costs for the nine months ended June 30, 2001. Management believes the bases used for reporting these charges to operations constitute errors requiring restatement of effects of such charges on operations during the nine months ended June 30, 2001. The effects of the Company's restatement on their results of operations for the and nine months ended June 30, 2001, are as follows:

                                         Nine Months Ended
                                           June 30, 2001
                                     ------------------------
                                                     Net Loss
                                       Net Loss     Per Share
                                     -----------    ---------

Net loss, as previously presented    $(4,101,000)   $ (0.33)
Provision for obsolete and
  slow moving                           (596,000)     (0.05)
Physical inventory and excess
  overhead adjustments                (1,005,000)     (0.08)
Fair value of "make-up" shares
 issued                                 (660,000)     (0.05)
                                     ------------   --------
Net loss, as adjusted                $(6,362,000)   $ (0.51)
                                     ============   ========

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidation

The consolidated financial statements include the accounts of the Company, its 90% owned subsidiary, Cardiodyne and MST. All significant intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The Company has incurred losses from operations throughout its recent past. At June 30, 2002, the Company had working capital of approximately $1.2 million, and excluding inventories, the Company's current liabilities exceed the current liquid assets by $1.1 million, primarily because of the Company's losses during 2002. In addition, the Company's trade payables have become significantly past due. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters include efforts to reduce certain of its expenses by reducing personnel positions, reducing inventories, reducing certain overhead costs, and raising additional capital. Sources of additional financing include the sale of convertible debt and/or equity securities of the Company. Management is also attempting to sale Cardiodyne and/or certain patent rights. There are no assurances that additional capital will be raised or obtained by the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and cash equivalents

Cash in excess of requirements is principally invested in short-term corporate and government obligations, money market funds and certificates of deposit with a remaining maturity of three months or less. Such investments are deemed to be cash equivalents.

Marketable securities

Marketable securities are accounted for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's short-term investments consisted of marketable debt and equity securities, which were classified as "available-for-sale" in accordance with the provisions of SFAS No. 115. Accordingly, such investments are presented as current assets and carried at their estimated fair values in the accompanying consolidated financial statements. Fair value was determined based on quoted market prices. The specific identification method has been used to determine cost for each security. Unrealized losses, which are considered temporary, are excluded from net income (loss) and reported as a separate component of shareholders' equity, net of the related tax effect and as a component of comprehensive income (loss). When a decline in market value is considered permanent by management, the Company reports such impairment in operations.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories consist of raw materials and component parts, and work in process and finished good lasers and dispensing systems. Inventories are recorded at the lower of cost or market, cost being determined on a first-in, first-out basis. Cost is determined at the actual cost for raw materials, and at production cost (materials, labor and indirect manufacturing overhead) for work-in-process and finished goods.

Use of estimates by management

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those made surrounding inventory valuation, as well as allowances for doubtful accounts and deferred income tax assets, losses for contingencies and certain accrued liabilities.

The Company's inventory largely relates to technologies which have yet to gain wide spread market acceptance. Management currently believes no material loss will be incurred on the disposition of its inventory in the normal course of business. If wide-spread market acceptance of the Company's products is not achieved, the carrying amount of inventory could be materially impacted.

Concentration of credit risk

The Company generates revenues principally from sales of products in the medical field. As a result, the Company's trade accounts receivable are concentrated primarily in this industry. The Company performs limited credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses.

Fair value of financial instruments

The Company has financial instruments whereby the fair value of the financial instruments could be different than that recorded on a historical basis on the accompanying balance sheet. The Company's financial instruments consist primarily of accounts receivable and accounts payable. The carrying amounts of the Company's financial instruments generally approximate their fair values as of September 30, 2001 and June 30, 2002 because of the short maturity of these instruments. Receivables from related parties cannot be objectively and fairly valued due to the related party nature of the instrument.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization

Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful lives or the term of the lease.

Revenue recognition

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin
(SAB) 101, Revenue Recognition in Financial Statements, in December 1999. The SAB summarizes certain of the SEC staff's views in applying GAAP to revenue recognition in financial statements. The Company recognizes revenue from products once all of the following criteria for revenue recognition have been met:

1) Pervasive evidence that an agreement exists; 2) the products have been shipped; 3) the prices are fixed and determinable and not subject to refund or adjustment; and 4) collection of the amounts due is reasonably assured. The Company adopted SAB 101 in the first quarter of fiscal 2001 with no material impact on its consolidated financial statements.

During fiscal 2000, the Company commenced a revenue share program (the "program") with certain laser rental companies, the terms of which include placements of lasers and the sale of reusable and disposable devices discounted at 20% to 50%. The Company shares 35% of the customers' revenues generated from surgical procedures in which the Company's lasers and reusable and disposable devices are used. Generally, the laser rental companies are required to remit a monthly minimum ranging from $3,000 to $3,800 per laser placed. Revenues from the sale of delivery and disposable devices are recognized upon shipment of product, provided that all revenue recognition criteria have been met. Shared revenues are recognized at the end of each month pursuant to the terms of each agreement. Revenue in excess of the minimum requirements is recognized when received. As of September 30, 2001, the Company had agreements with three customers under the program. Management has and will continue to analyze the profitability of the program. During fiscal 2001, approximately $263,000 in revenues was recorded under the revenue share program. As of the period ended June 30, 2002, approximately $62,000 in revenues was recorded under the revenue share program.

The Company sells its products primarily through commission sales representatives in the United States and in foreign countries. In limited cases where the Company utilizes distributors, it recognizes revenue upon shipment if passes ownetship, provided that all revenue recognition criteria have been met.

Deferred income consists of the unamortized portion of payments received from customers for extended warranty contracts. Revenue earned under these service contracts is recognized ratably over the life of the related contract (typically one to two years).

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warranty costs

We warrant certain of our products and provide for estimated product warranty costs at the time of sale.

Research and development costs

All research and development costs, including licensing costs, are charged to expense as incurred. In accordance with this policy, all costs associated with the design, development and testing of the Company's products have been expensed as incurred.

Income taxes

The liability method of accounting for income taxes requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Management provides a valuation allowance for deferred tax assets when it is more likely than not that all or a portion of such assets will not be recoverable based on future operations.

Accounting for stock-based compensation

The Company has not adopted a fair value-based method of accounting for stock-based compensation plans for employees and non-employee directors. The Company uses the intrinsic value-based approach, supplemented by disclosure of the pro forma impact on operations and per share information using the fair value-based approach (see Note 9). Stock-based compensation issued to non-employees and consultants are measured at fair value. Common stock purchase options and warrants issued to non-employees and consultants are measured at fair value using the Black-Scholes valuation model. The Company has considered the effects of Interpretation No. 44 of APB No. 25 issued by the FASB when accounting for stock options issued to employees and to non-employee directors voted to office by shareholders.

Impairment of long-lived assets

The Company accounts for impairment of long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No significant impact on the Company's consolidated financial position, results of operations or cash flows has been realized as a result of this policy.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Per share information

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding plus the potential effect of dilutive securities which are convertible to common shares such as options, warrants and preferred stock. Due to the net loss incurred in fiscal 2000 and 2001, all common stock equivalents outstanding were considered anti-dilutive and were excluded from the calculations of diluted net loss per share. Potential common shares which would have been included in diluted per share information consist of the incremental common shares issuable upon the exercise of stock options, using the treasury stock method, approximated 527,000 and 101,000 shares in fiscal 2000 and 2001, respectively. As of June 30, 2002, the Company did not have any incremental common shares, using the treasury stock method.

Consolidated statements of cash flows

Cash paid for interest and income taxes during the periods presented was not significant.

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's only element of comprehensive income during the periods presented related to unrealized losses on marketable securities.

Segment information

The Company reports information about operating segments, as well as disclosures about products and services, geographic areas and major customers (See Note 12). Operating segments are defined as revenue-producing components of the enterprise, which are generally used internally for evaluating segment performance.

Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board finalized Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142 that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 121. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The Company is assessing, but has not yet determined, how the adoption of SFAS 141 and SFAS 142 will impact its financial statements and results of operations.

The FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other type of disposal of long-lived tangible assets arising from the acquisition, construction, or development and/or normal operation of such assets. SFAS No. 143 is effective for years beginning after June 15, 2002, with earlier application encouraged. The Company is assessing, but has not yet determined, how the adoption of SFAS 143 will impact its financial position and results of operations.

The FASB also recently issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 144 supersedes Statement No. 121 to supply a single accounting approach for measuring impairment of long-lived assets, including segment of a business accounted for as a discontinued operation or those to be sold or disposed of other than by sale. The Company must adopt Statement No. 144 in 2002. The Company is assessing, but has not yet determined, how the adoption of SFAS 144 will impact its financial position and results of operations.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 updates, clarifies and simplifies certain existing accounting pronouncements. Currently, SFAS 145 impacts the Compnay only with respect to the rescission of SFAS 4. Prior to the issuance of SFAS 145, SFAS 4 required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the rescission of SFAS 4, the criteria in APB No. 30 will now be used to classify those gains and losses. SFAS 145 is required to be adopted for fiscal years beginning after May 2002. The adoption of SFAS No. 145 is not expected to have a significant impact on The Company's statements of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's consolidated financial statements

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.   ACQUISITION

On November 30, 2000, the Company acquired all of the common stock of Mobile Surgical Technologies, Inc. ("MST"), a Dallas, Texas-based privately held company, in exchange for 500,000 shares of the Company's common stock valued at $775,000 with direct financing costs totaling $17,000. The assets and liabilities of MST were recorded at fair value, with the excess of cost over the fair value of the net assets acquired of $666,000 allocated to goodwill. Goodwill is amortized on a straight-line basis over ten years. As discussed in
Note 2, the Company will evaluate the impact of SFAS 142 on its goodwill. In connection with the acquisition of MST, the Company acquired the following net assets:

Current assets                      $138,000
Non-current assets,
 excluding Goodwill                  278,000
Goodwill                             666,000
Current liabilities                  (51,000)
Long-term liabilities               (239,000)
                                    ---------
                                    $792,000
                                    =========

Amortization of goodwill amounted to $50,000 in fiscal 2001; no goodwill existed in fiscal 2000. Amortization of goodwill amounted to $38,000 for the nine months ended June 30, 2001, while amortization of goodwill amounted to $49,000 for the nine months ended June 30, 2002. The unaudited pro forma statements of operations data for the years ended September 30, 2000 and 2001, and the nine months ended June 30, 2001, assuming the acquisition of MST occurred on October 1, 1999, are as follows:

                                                    For The Years Ended          For The Nine Months
                                                      September 30,                Ended June 30,
                                                -------------------------        -------------------
                                                   2000          2001                   2001
                                                ----------    -----------            ----------
                                                (unaudited)   (unaudited)            (unaudited)
                                                             (as restated)          (as restated)
Revenues                                        $6,095,000     $7,464,000            $5,445,000
                                                ===========    ===========           ===========
Net loss                                        $4,794,000     $7,484,000            $6,362,000
                                                ===========    ===========           ===========

Basic and diluted net loss per share               $(0.41)        $(0.59)               $(0.52)
                                                   =======        =======               =======

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.   MARKETABLE SECURITIES

Marketable securities during 2001 included an investment in an equity hedge fund which suffered a significant loss during the second quarter of 2001. At that time, management was unable to determine whether the investment was permanently impaired since the value of the investment was volatile. Management determined a permanent impairment to the asset value should be recognized during the third quarter based on the proceeds received from the liquidation of its marketable securities in July 2001 for approximately $47,000. Accordingly, management recorded a charge of $1,143,000 to operations during fiscal 2001. The Company has no marketable securities at September 30, 2001 and June 30, 2002.

NOTE 5.   COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS:

Inventories consist of the following at September 30, 2001 and June 30, 2002 (unaudited):

                                   September 30,     June 30,
                                      2001             2002
                                   -----------     ------------
                                                   (unaudited)
Raw materials                      $1,128,000      $ 1,002,000
Work-in-process                       449,000          485,000
Finished goods                      1,287,000          603,000
                                   -----------     ------------
                                   $2,864,000      $ 2,090,000
                                   ===========     ============

The Company has approximately $1.1 million in purchase commitments for inventory, which have been customized for the Company's production specifications and for which suppliers, due to the Company's account not being current, have not released the related inventory. The purchase commitment will not be reflected in inventory until such time it is shipped by the vendor.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net consist of the following at September 30, 2001 and June 30, 2002 (unaudited):

                                  September 30,      June 30,
                                      2001             2002
                                  -----------      -----------
                                                   (unaudited)

Furniture and equipment           $ 3,484,000      $ 3,270,000
Leasehold improvements                272,000          272,000
Other                                  98,000          116,000
                                  ------------     ------------
                                    3,854,000        3,658,000
Less accumulated depreciation
 and amortization                  (3,084,000)      (3,035,000)
                                  ------------     ------------
                                  $   770,000      $   623,000
                                  ============     ============

During the nine months ended June 30, 2002, fully depreciated equipment with an original cost basis of $214,000 was sold to a vendor and a private party for a $30,000 reduction to accounts payable and $7,000 cash, respectively.

As discussed in Note 7, the Company entered into a new facility lease beginning February 2001. All remaining leasehold improvements related to the previously leased facility have been expensed. In connection with the newly leased facility, the Company incurred $218,000 in leasehold improvement costs in fiscal 2001. These leasehold improvements will be amortized over the initial lease term on a straight-line basis through December 2005. Depreciation expense totaled $205,000 and $191,000 for fiscal 2000 and 2001 respectively. Depreciation expense totaled $111,000 and $80,000 for the nine months ended June 30, 2001 and 2002, respectively.

Accrued expenses consist of the following at September 30, 2001 and June 30, 2002 (unaudited):

                                  September 30,      June 30,
                                      2001             2002
                                  -----------      -----------
                                                   (unaudited)

Salaries, wages and benefits       $232,000         $ 295,000
Accrued royalties                   150,000                --
Other                               323,000           354,000
                                   ---------        ----------
                                   $705,000         $ 649,000
                                   =========        ==========

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As discussed in Note 8, the Company terminated a licensing agreement and paid the balance of royalties subsequent to September 30, 2001. Amounts relating to the accrued royalties at June 30, 2002 are included in accounts payable.

NOTE 6.   LONG-TERM DEBT:

Long-term debt consists of the following at September 30, 2001 and June 30, 2002 (unaudited):

                                                    September 30,        June 30,
                                                        2001               2002
                                                   ---------------   ---------------
                                                                       (unaudited)
Loan payable to bank, bearing interest at
9.5% per annum; principal and interest
due monthly in equal installments of $2,306
through November 2002. The loan is secured
by the related laser.                              $       28,000     $      14,000

Loan payable to bank, bearing interest at
10% per annum; principal and interest
due monthly in equal installments of $1,611
through April 2003. The loan is secured by
the related laser.                                         27,000            13,000

Loan payable to bank, bearing interest at
10% per annum; principal and interest
due monthly in equal installments of $1,537
through April 2003. The loan is secured by
the related laser.                                         26,000            10,000

Loan payable to bank, bearing interest at
10% per annum; principal and interest
due monthly in equal installments of $1,098
through April 2003. The loan is secured by
the related automobiles                                    18,000             9,000
                                                   ---------------   ---------------
                                                           99,000            46,000
Less: current portion                                     (73,000)          (46,000)
                                                   ---------------   ---------------
Long-term debt                                     $       26,000    $            -
                                                   ===============   ===============

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the nine months ended June 30, 2002, the Company sold two 12% Senior Convertible Secured Notes (the "Convertible Notes") to its chief executive totaling $200,000. The Convertible Notes sold in the amount of $150,000 and $50,000 bear interest at 12%, per annum, payable annually on December 31 through December 31, 2006, with a maturity date of February 27 and April 15, 2007, respectively, and are convertible into common stock, based on $0.40 per share and $0.50 per share (the "Conversion Price"), respectively. The Convertible Notes are secured by substantially all the Company's assets. The Convertible Notes are subject to reduction if the Company issues or sells any shares of its common stock for a consideration per share less than the Conversion Price at which the Conversion Price will be reduced to the price at which the shares of common stock were sold. However, no later sale of common stock at a price higher than the Conversion Price shall cause the Conversion Price to be increased.

At September 30, 2001, maturities of all long-term debt was as follows:

           Year ending
           September 30,
           ------------
               2002                                $       73,000
               2003                                        26,000
                                                   ---------------
                                                   $       99,000
                                                   ===============

NOTE 7.   INCOME TAXES:

The deferred income tax balances at September 30, 2001 are comprised as follows:

                                                  September 30, 2001
                                                  ------------------
Deferred income tax assets:
    Net operating loss carry forwards               $  15,600,000
    Research and development credits                    3,680,000
    Inventory obsolescence reserves                       355,000
    Accrued expenses                                      133,000
    Account receivable reserves                           186,000
    Other                                                 356,000
    Valuation allowance                               (20,310,000)
                                                    --------------
                                                                -
                                                    ==============

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The valuation allowance for deferred tax assets increased approximately $3,065,000 and approximately $1,997,000 during the years ended September 30, 2001 and 2000, respectively. The increases primarily relate to additional valuation allowance for net operating loss carryforwards and research tax credits generated. Due to the existence of net operating loss carryforwards, such assets of which were fully reserved, the Company recorded no provision for income taxes during the periods presented.

In fiscal 2000 and 2001, the difference between the tax benefit derived by using the 34% Federal tax rate and the zero benefit recorded by the Company is due to the Company providing a 100% valuation allowance against any deferred tax assets.

At September 30, 2001, the Company had net operating loss ("NOL") carry forwards for Federal and California income tax purposes totaling approximately$42.5 million and $12.8 million, respectively. Federal NOL's begin to expire in 2005 and fully expire in 2020. California NOL's have begun to expire and fully expire in 2011. The Tax Reform Act of 1986 includes provisions which may limit the new operating loss carry forwards available for use in any given year if certain events occur, including significant changes in stock ownership.

NOTE 8.   COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company elected an early termination of the then existing facility lease effective January 2001. In February 2001, the Company entered into a non-cancelable facility lease, which expires in December 2005, with an option to renew the lease at market rates. The Company subleases approximately 8,800 square feet of this facility to a third party at a monthly rental of $14,553. The sublease expires in April 2004 and reverts to a month-to-month basis.

The Company leased 14,000 square feet of office and manufacturing building in Irvine, California, under a sixty month lease which expired in January 2002 at a monthly rental of approximately $14,068, which was primarily used by Cardiodyne, until their operations were ceased. The Company subleased on a month-to-month basis approximately 6,000 sq. ft. of space at its cost to a privately owned medical device company controlled by the Chairman of the Company from February 1997 to January 2002.

Rent expense for the years ended September 30, 2000 and 2001 was approximately $376,000 and $452,000, respectively. Sublease income during the years ended September 30, 2000 and 2001, was $144,000 and $209,000, respectively. Rent expense for the nine months ended June 30, 2001 and June 30, 2002 was approximately $419,000 and approximately $510,000 respectively (unaudited). Sub-lease income during the nine months ended June 30, 2001 and June 30, 2002 totaled approximately $106,000 and $86,000 respectivley (unaudited).

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2002, the Company entered into a lease for office equipment for 60 months at $16,260 per year.

The Company is obligated under lease agreements to make minimum rental payments, net of sublease income, excluding taxes and common area maintenance costs, for the years ending September 30 as follows:

           2002                 $434,000
           2003                  506,000
           2004                  544,000
           2005                  544,000
           2006                  148,000
                             ------------
           Total             $ 2,176,000
                             ============

Contingencies

Litigation

The Company is subject to various claims and actions, which arise, in the ordinary course of business. The litigation process is inherently uncertain, and it is possible that the resolution of any of the Company's existing and future litigation may adversely affect the Company. Management is unaware of any matters, which are not reflected, in the consolidated financial statements that may have material impact on the Company's financial position, results of operations or cash flows.

In September 1999, the co-inventor of the Company's Urolase(R) product filed suit against the Company and C.R. Bard, Inc., seeking damages and a share of the proceeds of the 1998 settlement of the Company's lawsuit against Bard. The lawsuit was settled in mid 2001; all claims against the Company were dismissed and the co-inventor reimbursed the Company for a portion of its legal costs and expenses.

Licensing

The Company licenses certain applications related to its medical laser and laser delivery systems under two license agreements from a competitor. The Company elected to not pay the royalty due for the quarter ended September 30, 2000, under one of the licenses, as sales of products pursuant to this license prior to the date of termination were not material and did not warrant the payment of the minimum quarterly royalty. This license agreement automatically terminated on September 30, 2000, and the Company ceased marketing the affected products. Subsequent to September 30, 2001, the Company paid the royalties due under the other license.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   STOCKHOLDERS' EQUITY:

Stock Options:

The Company has adopted stock option plans that authorize the granting of options to key employees, directors, and/or consultants to purchase unissued common stock subject to certain conditions, such as continued employment. Options are generally granted at the fair market value of the Company's common stock at the date of grant, become exercisable over a period of five years from the date of grant, and expire in ten years. Forfeitures of stock options are returned to the Company and become available for grant under the respective plan. No options were granted to consultants during fiscal 2001. During fiscal 2000, options to purchase 60,000 shares of common stock were issued to consultants of the Company for services rendered. No compensation expense was recorded for the fair value of these options in fiscal 2000. Management has determined that the $81,000 in expense was not significant for restatement of fiscal 2000 consolidated financial statements.

On April 17, 2002, the board of directors authorized the grant of incentive stock options to purchase 286,000 shares at an exercise price of $0.50 per share to employees.

On April 17, 2002, the board of directors authorized the grant of non-qualified stock options to purchase 365,000 shares at various exercise prices ranging from $0.50 per share to $2.50 per share. Options to purchase 350,000 shares of common stock are fully vested. The Company used the Black-Scholes valuation model to value the options. Average assumptions used are: i. a volatility of 60%, ii. a risk-free interest rate of 4.75%, iii. no dividend yield, and iv. an expected life of 3 years. The total value ascribed to options issued to consultants amounted to $53,000 and charged to operations during the three and nine months ended June 30, 2002. These options generally expire in 5 years from the date of grant. Options to purchase 340,000 shares are exercisable as of June 30, 2002.

On August 24, 2001, the Company modified all option contracts issued to employees and certain non-employee board members. The modification consisted of a reduction in the exercise prices ranging from $1.06 to $3.84 per share to $0.28 per share, the closing market price on that date. This modification causes the option contracts to be variable in nature, which requires management to re-measure the value of the options on the date of modification and subsequent periodic reporting dates. The effect in fiscal 2001 amounted to $25,013, and such amount was charged to operations as compensation expense.

On February 23, 2001, the Board of Directors authorized a modification to increase the life of option awards outstanding upon the separation from employment for two employees. Additionally, upon the resignation of a non-employee director, the Board authorized an increase in the life of all options outstanding. The extension, which was not beyond the original maximum contractual life, was for two years from the date of separation for the employees and one year for the director. Accordingly, the Company charged $60,625 in compensation expense for the intrinsic value at the date of separation in excess of the intrinsic value at the date of the original grant.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 6, 2000, the Board of Directors authorized the extension of the life of stock options granted to certain members of the Board. The result is a new measurement of compensation cost as if the awards were newly granted. The awards were fully vested at the time of the modification. The Company recorded compensation expense in fiscal 2001 pursuant to the modification totaling $76,290.

Activity during the years ended September 30, 2000 and 2001 under the plans was as follows:

Stock Options Outstanding
                                                                      Option Exercise         Aggregate
                                                   Options            Price Per Share      Exercise Price
                                                   -------            ---------------      --------------
September 30, 1999                               1,553,834            $1.06 - 6.63            $ 3,010,916

Granted                                            849,000             2.13 - 3.84            $ 2,331,269
Exercised                                         (187,494)            1.06 - 3.50               (291,000)
Canceled                                           (36,320)            1.06 - 3.50                (68,002)
                                                 ----------                                   ------------
September 30, 2000                               2,179,020             1.06 - 6.63            $ 4,497,229

Granted                                            798,300             1.25 - 2.75              1,029,730
Exercised                                         (713,359)            1.06 - 3.84             (1,120,657)
Canceled                                          (338,580)            1.06 - 6.63               (764,458)
                                                 ----------                                   ------------
September 30, 2001                               1,925,381             1.06 - 6.63            $ 3,641,844

Granted                                            358,000             0.46 - 0.65                179,850
Exercised                                               --                   --                      --
Canceled                                          (486,827)            0.46 - 0.65               (833,963)
                                                 ----------                                   ------------
June 30, 2002 (unaudited)                        1,796,554            $1.06 - 6.63            $ 2,987,731
                                                 ==========                                   ============

The following table summarizes information concerning outstanding and exercisable options at June 30, 2002, after taking into consideration of the modification of option contract terms:

                                                TRIMEDYNE, INC.
                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                                    -------------------                            -------------------
                    Outstanding      Weighted-Average                            Exercisable      Weighted-
    Range of           as of            Remaining           Weighted-Average         as of         Average
Exercise Prices    June 30, 2002    Contractual Life         Exercise Price      June 30, 2002   Exercise Price
---------------    -------------    ----------------         --------------      -------------   --------------
  $0.00 - $0.83         358,000            9.8                   $0.50                    --          $0.00

  $0.83 - $1.65         883,794            6.3                   $1.31               423,694          $1.37

  $1.65 - $2.48         136,000            7.0                   $2.04                21,336          $2.02

  $2.48 - $3.30         324,760            5.4                   $2.83               164,194          $2.94

  $3.30 - $4.13          54,000            6.9                   $3.79                18,000          $3.68

  $4.13 - $4.95           5,000            0.3                   $4.25                 5,000          $4.25

  $4.96 - $6.60          10,000            0.5                   $6.44                10,000          $6.44

  $6.61 - $7.43          25,000            0.6                   $6.63                25,000          $6.63
                     ----------            ---                   -----              --------          -----
                      1,796,554            6.7                   $1.66               667,224          $2.14
                     ==========            ===                   =====              ========          =====

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As stock options are generally granted at an exercise price equal to the fair market value of the underlying stock at the date of grant, there are generally no charges to income in connection with the issuance of stock options. Upon exercise, proceeds from the sale of shares under the stock options plans are credited to common stock and additional paid-in capital.

As discussed in Note 2, the Company is required to disclose the effects on operations and per share data as if the Company had elected to use the fair value approach to account for all of its employee stock-based compensation plans. Had the compensation cost for the Company's plans been determined using the fair value method, the compensation expense would have had the effects of increasing the Company's net loss for the year ended September 30, 2000 to the pro-forma amount of $7,160,000 and increasing the Company's net loss for the year ended September 30, 2001 to the pro forma amount of $7,675,000, with a pro forma net loss per share of $(0.62) and $(0.61), respectively. These pro forma amounts were determined based upon the fair value of each option granted during fiscal 2000 and 2001 on its grant date, using the Black-Scholes option- pricing model. Assumptions of no dividend yield, a risk free interest rate which approximates the Federal Reserve Board's rate for treasuries at the time granted, an expected life of five years, and a volatility rate of approximately 167% and 101%, respectively, were applied to all options granted. The weighted average fair value at the grant date for the options granted during fiscal years 2000 and 2001 was $2.75 and $1.20 per option, respectively.

Private placement of common stock

On April 11, 2000, the Company completed a private placement of common stock. In the transaction, the Company received approximately $2.1 million, net of issuance costs, in exchange for 660,819 shares of common stock. In addition, the Company issued warrants to purchase 329,000 shares of the Company's common stock at $4.88 per share. The warrants expire in March 2005. In connection with the private placement, the Company is required to issue "make-up" shares of common stock to the extent the Company enters into a transaction whereby the value of the common stock is less than the amount paid by the investors. The acquisition of MST triggered the make-up share provision since 500,000 shares were issued, based on the $2.00 per share market price on the date of the Letter of Intent to acquire MST. On the date the registration of such shares became effective and the shares were issued, the market price of the shares was approximately $1.55 per share. During the year ended September 30, 2001, the Company issued 425,832 shares in connection with the make-up provision, which were valued at the market price on the date of issuance at $660,040, and included in other expense in the accompanying statement of operations.

During fiscal 2001, the Company issued 20,200 shares of common stock to former employees and consultants for services rendered. The stock was issued at prices ranging from $1.34 to $2.06 for a total of $33,000 in compensation expense.

                                 TRIMEDYNE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.   EMPLOYEE BENEFIT PLAN:

Effective February 1, 1989, the Company adopted a 401(k) Retirement Savings Plan (the "Retirement Plan"). Under the terms of the Retirement Plan, employees may, subject to certain limitations, contribute up to 15% of their total compensation. The Company contributes an additional $0.50 for each dollar of employee contributions up to 4% of eligible employee compensation. Employees become vested in the Company's contribution at 20% per year over five years. The Company's annual contributions to the Retirement Plan totaled $67,000 for fiscal 2000 and $65,000 for fiscal 2001. The Company's annual contributions to the Retirement Plan totaled approximately $54,000 and $33,000, during the nine months ended June 30, 2001 and 2002, respectively.

NOTE 11.   RELATED PARTY TRANSACTIONS:

The Company has made payments of $37,000 and $30,000 in the fiscal years ending 2000 and 2001, respectively, to the law firm of which a director of the Company is a member. The Company had a consulting agreement for annual payments of $33,000 with a director who is related to the Company's Chairman and Chief Executive Officer. This agreement terminated in February 2001.

Until January 2002, the Company subleased space to a company controlled by the Company's Chairman and Chief Executive Officer. The Company allocated expenses to that company based on actual costs incurred. Such charges aggregated $54,000 and $57,000 for the fiscal years 2000 and 2001, respectively. During fiscal 2001, the Company received collections totaling $331,500 from this related party. As of January 2002 the sublease agreement was terminated and no expenses were allocated nor collections received as of June 30, 2002.

NOTE 12.   SEGMENT INFORMATION:

The Company's revenue base is derived from the sales of medical products and services. Products consist of lasers, and related products such as disposable systems and component parts. Services consist of rentals, fee on a per-case basis, as well as service and warranty repairs and maintenance. Data with respect to these operating activities are as follows:

                                                     TRIMEDYNE, INC.
                                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 For the year ended September 30, 2000          For the year ended September 30, 2001

                                               Service and                                    Service and
                                 Product          Rental         Total           Product         Rental        Total
                               ------------------------------------------      ----------------------------------------
Revenue                        $5,185,000        $910,000     $6,095,000       $5,857,000     $1,607,000     $7,464,000

Cost of sales                   2,761,000         697,000      3,458,000        5,187,000      1,028,000      6,215,000
                               ------------------------------------------      ----------------------------------------

Gross profit                    2,424,000         213,000      2,637,000          670,000        579,000      1,249,000

Expenses:
Selling, general and
  administrative                3,518,000         618,000      4,136,000        3,871,000        968,000      4,839,000
Research and development        3,486,000                      3,486,000        2,330,000                     2,330,000
                               ------------------------------------------      ----------------------------------------

Loss from operations          $(4,580,000)      $(405,000)    (4,985,000)      $5,531,000      $(389,000)    (5,920,000)
                              ============      ==========                     ==========      ==========

Other                                                            191,000                                     (1,564,000)
                                                             ------------                                   ------------

Net loss                                                     $(4,794,000)                                   $(7,484,000)
                                                             ============                                   ============

                                                     TRIMEDYNE, INC.
                                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   For the period ended June 30, 2001              For the period ended June 30, 2002

                                               Service and                                     Service and
                                 Product          Rental         Total            Product         Rental        Total
                               ------------------------------------------       ----------------------------------------
Revenue                         $4,153,000      $1,310,000    $5,445,000         $4,353,000    $1,055,000    $5,408,000

Cost of sales                    3,391,000         879,000     4,270,000          2,325,000       646,000     2,971,000
                               ------------------------------------------       ----------------------------------------

Gross profit                       744,000         431,000     1,175,000          2,028,000       409,000     2,437,000

Expenses:
Selling, general and
administrative                   3,294,000         824,000     4,118,000          1,983,000       496,000     2,479,000
Research and development         1,825,000                     1,825,000          1,136,000                   1,136,000
                               ------------------------------------------       ----------------------------------------

Loss from operations           $(4,375,000)     $  393,000    (4,768,000)       $(1,091,000)    $ (87,000)   (1,178,000)
                               ============     ==========                      ============    ==========

Other                                                         (1,594,000)                                       128,000
                                                             ------------                                   ------------

Net loss                                                     $(6,362,000)                                   $(1,050,000)
                                                             ============                                   ============

                                TRIMEDYNE, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales to customers by similar products and services for the years ended September 30, 2000 and 2001, and nine months ended June 30, 2001 and 2002 (unaudited) were:

                                                   September 30,               June 30,
                                               ---------------------    ---------------------
                                                2000          2001       2001          2002
                                                ----          ----       ----          ----
By similar products and services:

Laser equipment and accessories                $2,049        $2,477     $1,904        $1,656
Delivery and disposable devices                 3,136         3,380      2,449         2,479
Service and rental                                910         1,607      1,055         1,310
                                               -------       -------    -------       -------
        Total                                  $6,095        $7,464     $5,408        $5,545
                                               =======       =======    =======       =======

The Company's revenue base is derived from the sales of medical products and services on a worldwide basis originating from the United States. Export sales during the years ended September 30, 2000 and 2001 were $1,001,000 and $1,265,000, respectively. Export sales during the nine months ended June 30, 2001 and 2002 were $721,000 and $915,000, respectively. Although discrete components that earn revenues and incur expenses exist, significant expenses such as research and development and corporate administration are not incurred by nor allocated to these operating units but rather are employed by the entire enterprise. Additionally, the chief operating decision maker evaluates resource allocation not on a product or geographic basis, but rather on an enterprise-wide basis. Therefore, the Company has concluded that it contains only one reportable segment, which is the medical systems business.

                                TRIMEDYNE, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales in foreign countries in fiscal 2000 and 2001 accounted for approximately 16% and 17% of the company's total sales, respectively. Sales in foreign countries in for the nine months ended June 30, 2001 and 2002 accounted for approximately 13% and 19% of the company's total sales, respectively. The breakdown by geographic region is as follows:

                             September 30,                  June 30,
                      ---------------------------  ---------------------------
                          2000            2001         2001            2002
                      -----------     -----------  -----------     -----------
    Asia              $   12,000      $  369,000   $  199,000      $  519,000
    Europe               815,000         672,000      434,000         176,000
    Latin America          9,000          59,000       33,000         194,000
    Middle East           71,000         165,000       55,000          26,000
    Other                 94,000               -            -               -
                      -----------     -----------  -----------     -----------
                      $1,001,000      $1,265,000   $  721,000      $  915,000
                      ===========     ===========  ===========     ===========

All long-lived assets were located in the United States at September 30, 2000 and 2001 and the nine months ended June 30, 2002.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectation.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.          Indemnification of Directors and Officers
                  -----------------------------------------

         Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any of our directors or officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being one of our directors or officers, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions. Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Item 25.          Other Expenses of Issuance and Distribution
                  -------------------------------------------

         The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Fee.......................    $  137.00
Accountants' Fees and Expenses...............................       15,000
Legal Fees and Expenses......................................       20,000
Blue Sky Fees and Expenses...................................
Printing and Mailing Costs...................................        2,000
Miscellaneous................................................        1,000
                                                                   --------
                           TOTAL                                   $83,137
                                                                   ========

Item 26.          Recent Sales of Unregistered Securities
                  ---------------------------------------

(a) $200,000 of 12% Senior, Secured Convertible Notes were sold to our Chairman and CEO in private transactions in February and April 2002.
(b) We have agreed to issue 225,400 Shares to our Chairman and CEO in lieu of cash compensation from May 7, 2001 through June 30, 2002.
(c) In 2001, we issued 425,832 Shares to the investors in a private placement in 2000 pursuant to an anti-dilution provision, which was triggered by our acquisition of MST.
(d) In May 2002, we agreed to issue 200,000 Shares to certain of our officers and employees and a consultant in lieu of other compensation.

Item 27.          Exhibits
                  --------

         The following exhibits are filed with this Registration Statement:

         5        Opinion of Counsel

         23(a)    Consent of Independent Auditors

Item 28.          Undertakings
                  ------------

         The undersigned Registrant hereby undertakes;

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Registration Statement on Form SB-2 and has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 2 day of October, 2002.

                                          TRIMEDYNE, INC.

                                          By: /s/ Marvin P. Loeb
                                              --------------------------------
                                          Marvin P. Loeb
                                          Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                            Title                       Date
     ---------                            -----                       ----

/s/ Marvin P. Loeb              Chairman, Chief Executive       October 2, 2002
----------------------          Officer and Director
Marvin P. Loeb

/s/ Jeffrey S. Rudner           Controller                      October 2, 2002
----------------------
Jeffrey S. Rudner

/s/ Donald Baker                Director                        October 2, 2002
----------------------
Donald Baker

/s/ Richard F. Horowitz         Secretary and Director          October 2, 2002
----------------------
Richard F. Horowitz